UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10 - SB

                              AMENDMENT NUMBER ONE



              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
         BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934



                              GO-RACHELS.COM CORP.

                                    Minnesota
                             IRS EIN # 41 - 1766701

                           8120 Penn Avenue, Suite 140
                              Minneapolis, MN 55431

                                 (952) 884-2305


Securities to be registered under Section 12(b) of the Act: None.

Securities to be registered under Section 12(g) of the Act: Common Stock, no par value

--------------------------------------------------------------------------------
COMMON STOCK                                      OTC BULLETIN BOARD
Title of each class                               Name of each exchange on which
to be registered                                  each class is to be registered
--------------------------------------------------------------------------------

This Registration Statement on Form 10-SB contains forward-looking statements, which reflect the Company's views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words "aim," "believe," "expect," "anticipate," "intend," "estimate" and other expressions which indicate future events and trends identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the Company's ability to successfully and profitably introduce Rachel's Gourmet Candy into the United States, competition in the snack food business products, the Company's vendor relationships, and the Company's ability to obtain additional equity or debt financing on acceptable terms in order to continue operations and to retire debt incurred by the Company.

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

SUBSTANTIAL DOUBT ABOUT OUR VIABILITY AS A GOING CONCERN

The viability of Go-Rachels.com Corp. (the "Company") as a going concern is in question. The Company incurred net losses of $3,423,352 and $1,893,215 in 1998 and 1999, respectively, and as of December 31, 1999, has an accumulated deficit of $11,282,038.

The Company also has a material uncertainty regarding a stockholder dispute and is subject to several outstanding judgments (see "Legal Proceedings").

These conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's continuation as a going concern is dependent upon its ability to generate sufficient operating cash flows and obtain additional financing or refinancing to meet its obligations (see "Financial Condition, Liquidity and Capital Resources").

GENERAL BUSINESS DEVELOPMENT

RLD Enterprises was incorporated under the laws of the State of Minnesota on April 11, 1991. In 1995, RLD Enterprises acquired Rolar, Incorporated, a potato chip manufacturing company in Menomonie, Wisconsin, as a wholly owned subsidiary and launched the "Rachel's" line of gourmet potato chips. On October 31, 1997, Rolar, Incorporated changed its name to Rachel's Gourmet Snacks, Inc.

On June 30, 1997, RLD Enterprises acquired Triple-C-Inc., a Canadian corporation with $16,000,000 in revenues, as a wholly owned subsidiary. Triple-C-Inc. is a 40 year old company based in Hamilton, Ontario that distributes name brand confectionery products throughout Canada. The acquisition price totaled $3,508,774 and consisted of 640,000 shares of the Company's common stock valued at $1,811,200, cash of $1,360,755 (including $177,705 in acquisition costs), and 12% notes payable totaling $274,356. In connection with the transaction, the Company issued to Don Siemens as a "finder's fee" a warrant to purchase 100,000 shares of common stock of the Company at $3.00 per share (which was included in the total acquisition price at a value of $62,463). The warrant issued to Mr. Siemens expires on June 30, 2002. The allocation of the acquisition price was to current assets of $4,585,082 (principally accounts receivable and inventory), property and equipment of $294,819, other assets of $7,685, excess of cost over net assets acquired of $2,624,624, notes payable to bank and others of $1,963,603, and other current liabilities of $2,039,833 (principally accounts payable and accrued expenses). The holders of the shares of the common stock issued in connection with the acquisition had the right to require the Company to purchase all or any part of 608,000 of those shares held by the holders on any of the following dates at the share price stated:

                  Exercise Date                      Price
                  -------------                      -----
                  April 1, 1999                      $3.174
                  July 1, 1999                       $3.127
                  October 1, 1999                    $3.221

On October 1, 1999, the option of these holders to require the Company to purchase their shares expired without the delivery of the prescribed notice of exercise by the holders. Notwithstanding the expiration of this option, the holders have asserted a claim that the Company must purchase their stock in the Company, which assertion the Company disputes (see "Legal Proceedings" below).

Square-Knot, Inc. was incorporated under the laws of the State of Minnesota on June 11, 1996, and on October 31, 1997 acquired, as a wholly owned subsidiary, RLD Enterprises, Inc. Square-Knot, Inc. changed its name on October 31, 1997 to RLD Enterprises, Inc., and RLD Enterprises, Inc. changed its name effective October 31, 1997 to Rachel's Gourmet Snacks, Inc. The officers and board of directors of Rachel's Gourmet Snacks, Inc. were elected as the officers and board of directors of RLD Enterprises, Inc. In addition, the Amended Articles of Incorporation and Bylaws of Rachel's Gourmet Snacks, Inc. were approved as the Amended Articles of


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


Incorporation and Bylaws of RLD Enterprises, Inc. On January 29, 1999, RLD Enterprises changed its name to GO-RACHELS.COM CORP.

In 1995, the Company developed and introduced the "Rachel's Made From the Heart" line of gourmet potato chips while increasing its manufacturing capacity and launching a Company-owned route operations.

In the Fall of 1999, the Board of Directors and the Chairman of the Board resigned by mutual agreement of all parties after the hiring of Lawrence Castriotta, the Chairman of the Board of Directors, Chief Executive Officer and President of the Company (see "Directors and Executive Officers" below). The core business plan of the Company did not change as a result of the change in the management structure that occurred at that time; rather, new management has sought to improve efficiency of the Company's operations and to focus on improvement of the Company's financial situation.

The "Company" means GO-RACHELS.COM CORP. and its subsidiaries Rachel's Gourmet Snacks, Inc. and Triple-C-Inc. The Company's shares of common stock have been quoted on the North American Securities Dealers Automated Quotation (NASDAQ) Over-The-Counter Bulletin Board (OTC:BB) under the symbol "RACH," although the Company's shares of common stock have recently been disqualified for quotation on the NASDAQ OTC:BB (see "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" below).

The Company has not been the subject of any bankruptcy, receivership, or similar proceedings.

PRODUCTS AND SERVICES

The Company, through its subsidiary Rachel's Gourmet Snacks, Inc., manufactures, markets, and distributes great tasting, healthier "Home Style" gourmet potato chips which are cholesterol free, and are relatively low in sodium and fat, under the "Rachel's Made From the Heart" label. Rachel's Made From the Heart "Home Style" gourmet potato chips are made with care and high-quality ingredients. Cooked one batch at a time, Rachel's uses mid and/or high oleic sunflower oil to achieve a healthy, satisfying crunch that is 100% natural, low in polyunsaturates and high in vitamin C. Rachel's potato chip products come in five flavors: Traditional, Mesquite Barbeque, Parmesan & Garlic, Salt & Vinegar, and Jalapeno. Each of these flavors is packaged in the following sizes: 1 oz.;
1.5 oz.; 5 oz.; 5 lb. Bulk, 10 lb. bulk and a Variety Pak consisting of six 1.5 oz. bags. Rachel's potato chip products are packaged in high-quality colorful packaging to position the products in the gourmet potato chip market.

The Company, through its subsidiary, Triple-C-Inc., a Canadian corporation, distributes confectionery and specialty snacks. The Company intends to expand its current line of products to include gourmet bagel chips, rye chips, and pretzels. The Company also intends to introduce a line of confectionery products into the United States. There can be no assurance, however, that the Company will be able to expand or introduce new product.

Triple-C-Inc. is a manufacturer and distributor of sour candy, Advent Calendars and "Gummies" candy in Canada. Approximately 50% of Triple-C-Inc.'s confectionery sales are private brand sales, whereby other manufacturers sell products with the Triple-C-Inc. name and/or various other proprietary trademarks. The remainder of Triple-C-Inc.'s confectionery sales consist of products manufactured by other companies.

The Company intends to expand its current line of products to include bagel chips, rye chips, pretzels, and other confectionery and specialty snacks in the second half of calendar year 2000. This expansion will primarily be achieved through private label arrangements (where the Company sells products manufactured by others under the "Rachel's" name or other proprietary mark of the Company), but may also be achieved through internal development or through acquisitions. The costs for expansion through private label arrangements in 2000 are estimated to be a total of $120,000, which the Company intends to finance from cashflow of existing operations. There can be no assurance, however, that cashflow of existing operations will be sufficient for this purpose, and the Company's recent financial history indicates that it may be impossible to finance these private label arrangements through cashflow of existing operations. The possibility exists that the Company will probably be required to raise additional capital to finance these private label arrangements, the prospects of which are uncertain (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" below). In addition, costs for expansion of private label arrangements through other means are currently unknown, but could be substantially greater than $120,000. If the Company is required to expand the Company's current product line by means other than private label arrangements, the Company will probably be required to raise additional capital in excess of $120,000, the prospects of which are uncertain (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" below).

Using Triple-C-Inc.'s marketing and branding capabilities, the Company has developed a line of Rachel's Gourmet Candy, including Rachel's Gourmet Chocolates. These products were introduced into the U.S. in the second half of the year 2000.

In January, 2000, Triple-C-Inc. was appointed the Canadian distributor for Pokemon and WWF licensed candy, and in April, 2000, Triple-C-Inc. was named by PEZ Candy, Inc. as its exclusive distributor for "Pez" candy in Canada. The Company is unable to ascertain or forecast the potential long-term financial effect of these appointments.

In December, 2000, Nestle USA ("Nestle") announced to its customers that Triple-C-Inc. had been named the exclusive representative for the sale and distribution of Nestle's "Willy Wonka" brand of confectionery products in Canada. Gross sales for the "Willy Wonka" brand of confectionery products in Canada in calendar year 2000 are in excess of $8 million. Triple-C-Inc. anticipates the "Willy Wonka" sales in calendar year 2001 to be commensurate with or slightly increased from the sales in calendar year 2000.

STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCTS OR SERVICES

Except as noted above, the Company has not publicly announced any new products or services in the past three years.

MARKETING

The success of the Company's marketing efforts will depend largely on five basic and related focuses. These focuses form the foundation of the Company's marketing strategies and will allow the Company to penetrate all trade segments. The focuses are: packaging, pricing, sampling, distribution, and promotion/marketing.

Getting consumers to try new products is always important. The Company recognizes this and plans to devote an undetermined amount of marketing dollars annually to ongoing sampling events. The Company estimates that it has spent approximately $5,000 in each of calendar years 1998 and 1999 for marketing expense, and estimates that it has spent approximately $15,000 for marketing expense through the date of this Form 10-SB.

While the biggest purchases of snacks may be during the key holidays or events, it is the Company's experience that most purchases of salty snacks and confectionery products are made on impulse (about 70%). The Company's packaging, color, and name are designed to capitalize on the impulse buyer, to enhance consumer loyalty, and create a unique brand image/position for the Company's products in the marketplace.

The Company has positioned itself to offer high quality gourmet-style products and has chosen not to discount its retail pricing as is widely prevalent in today's snack business. Rather, the Company is positioning itself as a "Gourmet Snack Company" offering high quality products at a fair everyday price. The Company, through its distribution network, will manage and execute target market everyday pricing.

In May 1998, the Company sponsored two Team Cheever Indy cars in the Indy Racing League. The first race sponsored by the Company was the Indianapolis 500 in which Eddie Cheever in the Team Cheever Rachel's Gourmet Potato Chip Indy car took first place and Robbie Unser driving the Rachel's Gourmet Potato Chip Indy car took fifth place. As an indirect result of the victory, the Company received a substantial number of inquiries regarding its potato chip products. However, the Company's network of direct store distributors was limited to three markets (Minneapolis/St. Paul, Indianapolis, and Florida), and the Company was unable to establish relationships with direct store distributors throughout the country that would be required to capitalize on the interest shown in the Company's potato chip products. Because the Company was unable to take advantage of the sales opportunities provided by the Cheever victory, the Company terminated the sponsorship agreement on May 1, 1999.

The Company had been a sponsor of the Minnesota Timberwolves basketball team beginning in approximately October, 1996 and the St. Paul Saints baseball team beginning in approximately April, 1997. These two promotional outlets allowed the Company to market Rachel's Chips at the Timberwolves basketball games and every other event presented at the Target Center in Minneapolis, Minnesota, and to market Rachel's Chips at the Saints' baseball games, both reaching thousands of people each year. As with the Company's sponsorship of the

Team Cheever Indy cars, the Company's limited distribution network prevented the Company from taking advantage of the sales opportunities provided by the relationships with the Timberwolves and St. Paul Saints and, on May 1, 1999, the Company discontinued these active sponsorship relationships, although the Company continues to work with both teams on community activities.

In 1999, the Company began actively participating with several non-profit organizations such as The MS Society and Children's Heart Fund. In addition to the goodwill such events generate for the Company, participation in such fundraisers provides the opportunity to present sample products to event participants.

DISTRIBUTION METHODS OF PRODUCTS OR SERVICE

The Company currently distributes its products through wholesale distributors in Minnesota, Indiana and Wisconsin. Since, September, 1996, the company has also distributed its products to food service customers through Sysco Food Service in Minnesota, Wisconsin, Colorado and Florida and also distributes its products through Alliant Food Service and JP Hering Food Service in Minnesota. The Company's sells its products directly to customers via its internet web site. In addition, Triple-C-Inc. currently distributes its products throughout Canada through a network of small distributors and sells its products directly to retailers in Canada.

The Company intends to establish a distribution network throughout North America with food brokers and distributors. Also, the Company's has a distribution relationship with Sysco Food of Minnesota, Inc., Sysco Food of Colorado, Inc., and Sysco Food of Florida, Inc. These relationships may lead to further distribution opportunities with Sysco Corp. (the parent of Sysco Food of Minnesota, Inc., Sysco Food of Colorado, Inc., and Sysco Food of Florida, Inc.), although the Company has not yet ascertained or realized the benefit of this relationship, nor does it have reason to believe that its products will be distributed nationwide by Sysco Corp. in the foreseeable future. The Company intends to distribute Triple-C-Inc.'s product line in the United States to current distributors and retailers of the Company's products in the United States.

In 1996, the Company acquired 100% of the assets, account base and distribution routes of Lakeville Products, Inc. and DBR Enterprises, Inc., and formed Rachel's Distributing, a division for the Company's route operations. On December 31, 1998, the Company discontinued its route operations.

In May 1997, the Company entered into an agreement with Barrel O' Fun Snack Foods, Co., whereby in June 1997 the Company began manufacturing potato chips for Barrel O' Fun foodservice customers under the Barrel O' Fun brand, and whereby Barrel O' Fun began distributing Rachel's Gourmet Potato Chips throughout its eighty distributor network covering a ten state area. In August 1999, this relationship was terminated by Barrel O' Fun after Barrel O' Fun increased production of its own potato chip products.

NEED FOR ANY GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES

The Company is not currently subject to any preconditioned government approval for the sale of any of its products or services.

EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS

The Company, as a manufacturer and marketer of food items, is subject to regulation by various government agencies, including the United States Food and Drug Administration , the Canadian Department of Agriculture and Agri-Food, and the Canadian Food Inspection Agency. Under various U.S. and Canadian statutes and regulations, such agencies prescribe requirements and establish standards for quality, purity, and labeling. The finding of a failure to comply with one or more regulatory requirements can result in a variety of sanctions, including monetary fines and/or a compulsory withdrawal of product from store shelves. The Company may also be required to comply from time to time with international, state and local laws regulating food handling and storage.

Under the U.S. Nutritional Labeling and Education Act of 1990, as amended ("NLEA"), the Canadian Food and Drugs Act, and the Canadian Consumer Packaging and Labelling Act, food manufacturers are required to disclose nutritional information on their labels in a uniform manner. The Company does not believe that compliance with these regulations has materially increased its manufacturing costs or had a material effect on operations to date, but is unable to predict effect of regulations promulgated under authority granted by such acts on future products or the costs of compliance in the event such regulations are amended in the future.

In addition to laws relating to food products, the Company is subject to various international, federal, state, and local environmental laws and regulations, including Canadian laws and regulations, that limit the discharge, storage, handling, and disposal of a variety of substances. The Company does not believe that compliance with these other environmental laws and regulations has materially increased its manufacturing costs or had a material effect on operations to date, but is unable to predict these other environmental laws and regulations' effect on future products or the costs of compliance in the event these other environmental laws and regulations are amended or supplemented in the future.

COMPETITIVE BUSINESS CONDITIONS AND THE COMPANY'S COMPETITIVE POSITION IN THE INDUSTRY AND METHODS OF COMPETITION

Competition with all of the Company's products occurs primarily on the basis of price, quality and variety. There are numerous competitors providing the same or similar products as the Company. The Company does not consider that any one producer dominates the sugar confectionery market. Frito-Lay is the dominant producer in the salted snacks market with more than 50% market share (as reported in the Snack Food Association's "State of the Industry Report" of June
2000). Many of these competitors have significantly greater sales and capital resources than those of the Company. Management believes that its technical competence, pricing structure, packaging and niche market approach allows the Company to compete effectively in the market.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND NAMES OF PRINCIPAL SUPPLIERS

Raw materials are purchased and available from numerous sources. Approximately 32% and 28% of the Company's merchandise in 1998 and 1999, respectively, was purchased in the aggregate from Trolli, a division of Nabisco, Inc., and Red Band Venco, a division of CSM nv, a Netherlands Company.

The dispute between the Company and Red Band Venco referenced in the Company's filing on Form 10-SB on October 20, 2000 was resolved in December, 2000, to the satisfaction of both the Company and Red Band Venco. Under the terms agreed upon by the Company and Red Band Venco, the total outstanding accounts payable due to Red Band Venco from the Company have been reduced by $132,000 (from $600,000 to approximately $468,000), and Red Band Venco has agreed to ship two standard containers of raw materials to the Company without charge, assuming payment by the Company of the outstanding accounts payable upon an agreed amortization schedule. The financial effects of the resolution of the dispute with Red Band Venco will be accounted for on the Company's financial statements for the fourth quarter of 2000.

Triple-C-Inc. is currently in a dispute with Trolli, a division of Nabisco, Inc. Triple-C-Inc. believes that Trolli failed, despite numerous assurances throughout 2000, to fulfill their agreement to deliver adequate amounts of finished product to Triple-C-Inc. in 2000, resulting in lost sales and other unascertained losses by Triple-C-Inc. Because of this dispute, Triple-C-Inc. has withheld payment to Trolli for product delivered in 2000 (although Triple-C-Inc. has properly accrued in its accounts payable all amounts billed by Trolli), and plans to continue to withhold all such amounts due until resolution of the dispute. The amount that Trolli asserts that Triple-C-Inc. owes is approximately $965,000 plus accrued interest. Although Triple-C-Inc. believes it can amicably resolve this dispute with Trolli without resort to litigation, Trolli is not currently supplying any product to Triple-C-Inc., forcing Triple-C-Inc. to find alternative suppliers of product, which supplies may be more or less expensive than those provided by Trolli. In addition, it is possible that the dispute will not be amicably resolved and either of the parties may resort to litigation to resolve this matter. In the event that resolution of this dispute includes litigation, it is possible that one or both parties may prevail on some or all of their claims, and it is possible that Triple-C-Inc. will not prevail on any claim for damages resulting from Trolli's failure to deliver contract amounts of finished product to Triple-C-Inc. Any judgment against Triple-C-Inc. requiring the payment of the outstanding balance due Trolli without equivalent setoff for losses incurred by Triple-C-Inc. due to Trolli's failure to deliver contract amounts of finished product to Triple-C-Inc. would have a material adverse effect on the business of Triple-C-Inc., and may result in Triple-C-Inc. and/or the Company being required to seek protection under Canadian or U.S. bankruptcy laws or being involuntarily forced to declare bankruptcy under Canadian or U.S. bankruptcy laws.

DEPENDENCE ON ONE OR FEW MAJOR CUSTOMERS

The Company receives an overwhelming majority of its revenues from a variety of retail customers, none of whom represent more than 5% of its sales.

PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS, OR LABOR CONTRACTS

The Company has applied for registration of the following trademarks with the United States Patent and Trademark Office: "Kidz Korner," "Rachel's Goldies," "Golden Revelations," "Rachel's Revelations," "Rachel's Batonnets," "Rachels Made From the Heart," and "Gummy Guy."

The Company has applied for registration of the following trademarks with the Canadian Intellectual Property Office: "Rachel's Batonnets," "Rachel's Revelations," "Grains," "Choco-Cafe," and "Golden Revelations."

In addition, the Company uses the following unregistered trademarks: "Rachel's" and "Gourmet America's Finest."

Triple-C-Inc. has applied for registration of the following trademarks with the United States Patent and Trademark Office: "Goldie Dollar," "Amero," "The Amero," "Casino Chips," "Droppies," "Sourbolts," "Peaches & Cream," "Rachel's Coffee Revelations," "Just Peachy," "Millennium Coins," and "Windsor".

Triple-C-Inc. has registered the following trademarks with the Canadian Intellectual Property Office: "Rachel's," "Rachel's Crunchy Goodness & Design," "Sour Simon," "Child-Boy's Face Fanciful; Design," "Cola Bottles," "Sour Face Pullers," "Sour Soothers," "Sour Tongues," "Summer Berries," "Belly Buttons," "Polar Squares," "Polar Caps," "TC Design," "Watches," "Fruits De Mer," "Sea Fruit," "Talking Hearts," "Fun Hearts," "Fizzy Rolls," "Toopops," "Screaming Sirens," "Tiger Tails," "Surfin Snakes," "Sour Subs," "The Original Sour Face Puller," "Flossed Teeth,"

"Fins And Scales," "Dog Bones," "Gummy Guy," "Child Boy's Head Design," "Sour Puss," "Yukkies," "Pucker Power," "Loonies," "Initial," "Peanut Smaks," "Beer Bottles," "Santa's Own," "Quenchers," "Kool Kiss," "Blockheads," "Candy On The Move & Design," "Chocolate On The Move & Design," "Sour Punch," "Santa's Own & Design," "Wow That's Sour," "Super Frogs," "Frogs," "World Class Candy," "It's A Boy," "Windsor," "It's A Girl," "Les Grimaciers Sur Originaux," "Sujets Surs," "Tetines Surs," "Grenouilles," "Simon Sur Bouteilles Cola," "Grimace Assuree," "Toonies," "Twonies," "Barclay," "Eurocoins," "Eurodollars," "Juicey Twine," " Toonies," "Loonies," "Millennium Coins," and "Droppies."

Triple-C-Inc. has applied for registration of the following trademarks with the Canadian Intellectual Property Office: "Just Peachy," "Peaches & Cream," "Amero," "The Amero," "Sour Bolts Design," "Le Grimacier Sur Original," "Kidstuff," "Rachel's Coffee Revelations," "Casino Chips," "Rachel's Crunchy Goodness & Design," "Choco-Beans," and various design marks.

Triple-C-Inc. currently uses, but has not registered, the following trademarks:
"Sour Simon," "Sour Soother," "Frogs," "Gummy Frogs," "Cola Bottles," "Belly," "Loonies Chocolate Coins," "Barclay."

The Company has pursued and will continue to selectively pursue registration of its trademarks with relevant state and national registration authorities as appropriate.

In October, 2000, the Company entered into a license agreement with Gardner Resources, a New Jersey Company ("Gardner") , whereby the Company will obtain the exclusive potato chip marketing and manufacturing rights to the "Death Rain" brand of potato chips for North America. In exchange for the license granted to the Company, the Company has issued 100,000 shares of common stock in the Company and a warrant to purchase 100,000 shares of common stock of the Company to Gardner. The license agreement with Gardner has an initial term of five years but may be renewed by the Company for an additional five-year term in exchange for a warrant to purchase 50,000 shares of common stock of the Company. In addition, the Company has entered into a private label agreement with Gardner, whereby the Company has agreed to manufacture, for export, potato chip products on a fee basis under the "Blair's Death Rain Chips" label. Copies of both the license agreement and the private label agreement with Gardner are attached hereto as exhibits.

The Company does not hold any patents. The Company is not a party to any other material franchise, license, concession, royalty, or labor contract.

RESEARCH AND DEVELOPMENT

In the past two fiscal years, the Company has spent only nominal amounts on internal and external costs relating to research and development on new and existing product lines. All costs relating to research and development were expensed as they were incurred. The Company does not anticipate spending more than nominal amounts on internal and external costs relating to research and development on new and existing product lines in the foreseeable future. This may have some material adverse effect on the Company's ability to successfully expand or introduce new product lines (see "Products Offered" above).

ENVIRONMENTAL COMPLIANCE


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


There have been no significant costs borne by the Company in an effort to comply with environmental laws, and none are anticipated in the foreseeable future (see "Effect of Existing or Probable Governmental Regulations on the Business" above).

EMPLOYEES

The Company (including Triple-C-Inc.) employs 74 full-time and 10 part-time employees, including management. The number of employees engaged in particular operations of the Company (including Triple-C-Inc.) is as follows:

                                                              Warehouse/
         Executive       Administrative    Manufacturing     Distribution         Sales         Merchandisers
         ---------       --------------    -------------     ------------         -----         -------------
             8                 19                11               19                19                8

REPORTS TO SECURITY HOLDERS.

Prior to the filing of this Form 10-SB, the Company has not filed any other reports with the United States Securities and Exchange Commission. Once the Company becomes a reporting company under the Securities Exchange Act of 1934, management anticipates that all required reports and information will be timely filed with the United States Securities and Exchange Commission. Likewise, to the extent that the Company is required to deliver annual and quarterly reports to security holders through its status as a reporting Company, or as may be required by the rules or regulations of any exchange upon which the shares of the Company are traded or quoted, the Company will deliver annual and quarterly reports to all stockholders. If the Company issues additional shares, the Company may file additional registration statements for those shares.

This report and any other information that the Company has filed with the United States Securities and Exchange Commission may be read or copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is http://www.sec.gov.

The Company also maintains an Internet website at http://www.go-rachels.com/.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company remains optimistic about the future, but its prospects must be considered and evaluated in light of the risks, operating and capital expenditures required, and uncertainty of economic conditions that may impact its operations. To achieve and sustain profitability and to remain viable, the Company must successfully introduce and market additional new products, meet the demands of its customers, respond quickly to changes in its market, and control expenses and cash usage, as well as continue to attract additional capital investments (see "Substantial Doubt About Our Viability as a Going Concern" above).

The Company incurred net losses of $3,423,352 and $1,893,215 in 1998 and 1999, respectively, and as of December 31, 1999, had an accumulated deficit of $11,282,038. The Company will need additional financing in 2000. The Company is pursuing plans to improve sales, reduce operating expenses, and obtain financing through debt and equity placements; however, there is no assurance that the Company can raise additional financing. The Company also has a material uncertainty regarding a stockholder dispute and several outstanding judgments (see "Legal Proceedings" below) and a potential default on its line of credit facility (see "Financial Condition, Liquidity and Capital Resources").

These conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's continuation as a going concern is dependent upon its ability to generate sufficient operating cash flows and obtain additional financing or refinancing to meet its obligations (see "Financial Condition, Liquidity and Capital Resources").

CURRENCY RISK

A substantial portion of the revenues of Triple-C-Inc., the Company's wholly-owned subsidiary, are expected to be realized in Canadian dollars. The operating expenses of Triple-C-Inc. are primarily paid in Canadian dollars. Fluctuations in the exchange rate of the Canadian dollar may have a material effect on the Company's results of operations to the extent that the operations of Triple-C-Inc. affect the operations and financial condition of the Company. In particular, the Company may be adversely affected by fluctuations of the value of the Canadian dollar as compared to foreign currencies and the U.S. dollar. Under current policies, Triple-C-Inc. uses currency hedges (forward contracts, options, etc) on an as-need basis to manage exposure to currency risk. All currency hedges are implemented by Triple-C-Inc.'s Chief Financial Officer upon direction by Triple-C-Inc.'s budget committee. As of the date of this amendment, Triple-C-Inc. does not hold any hedging instruments. There can be no assurance that any hedging in which Triple-C-Inc. or the Company may engage will be successful.

Triple-C-Inc. had foreign transaction losses of $248,456 in 1998 and gains of $341,392, $159,120 and $181,577 in 1999 and the nine months ended September 30, 1999 and 2000, respectively.

DISCUSSION REGARDING FINANCIAL CONDITION

The Company's results of operations are for the years ended December 31, 1999 and 1998 (audited) and the nine month periods ended September 30, 2000 and 1999 (unaudited). The results for the year ended December 31, 1999 are compared to the previous year ended December 31, 1998, and the results for the nine month period ended September 30, 2000 are compared to the nine month period ended September 30, 1999. Financial results for Triple-C-Inc. are included in the consolidated financial statements for the Company, but are presented in addition to consolidated financial information below where relevant.

Sales of $20,282,793 for the year ended December 31, 1999 were approximately the same as those for the year ended December 31, 1998. Net loss for the year ended December 31, 1999, was $1,893,215, or $.23 per share, compared to a net loss of $3,423,352, or $.54 per share for 1998. The decrease in net loss was the result of a gross margin improvement of $307,902, reduced operating expenses, primarily marketing and distribution expenses, of $907,901, and an improvement in foreign currency gains (losses) of $589,848, offset by increased interest and other nonoperating expenses of $146,414 and increased income tax expense of $129,100.

Sales for the nine months ended September 30, 2000 decreased 8% to $13,744,581 compared to $14,977,246 for the nine months ended September 30, 1999. Sales of Rachel's potato chips fell 38% through September 30, 2000, versus the same period the prior year. The 38% drop in sales was primarily due to the decision by Barrel O' Fun, formerly a major distributor of the Company's potato chip products, to increase production of its own line of potato chip products and to stop distribution of the Company's potato chip products (see "Products and Services" above).

Sales of Triple-C-Inc. for the year ended December 31, 1999 were $18,748,885, compared to $17,373,356 for the year ended December 31, 1998. Sales at Triple-C-Inc. for the nine months ended September 30, 2000 decreased by 5% compared to sales for the nine months ended September 30, 1999. Sales of Triple-C-Inc. for the nine months ended September 30, 2000 were $12,942,167, compared to $13,680,943 for the nine months ended September 30, 1999.

In 1999, Triple-C-Inc. introduced a new line of "Y2K" Chocolate Coins in anticipation of the new millennium. Net sales of the Y2K Chocolate Coins for the year ended December 31, 1999 were $4,600,000, compared to normal year sales of chocolate coins by Triple-C-Inc. of approximately $1,400,000. Due to slower than expected sales and the inability of Triple-C-Inc. to cancel orders with its suppliers, Triple-C-Inc. ended the year with an inventory of Y2K Chocolate Coins valued at $929,130. In addition, during the three months ended March 31, 2000, Triple-C-Inc. customers returned Y2K Candy to Triple-C-Inc. valued at approximately $180,000. Triple-C-Inc. is currently attempting to liquidate its inventory of Y2K Chocolate Coins at near normal margins. Sales of the Y2K Chocolate Coins are non-recurrent and will not be pursued in the future.

Cost of goods sold decreased by $252,813 to $15,140,726 in 1999 from $15,393,539 in 1998. Cost of goods sold as a percentage of sales decreased by 1.5% to 74.6% as compared to 76.1% for 1998. The improvement was primarily due to margin improvement of 2.8% at Triple-C-Inc., primarily due to stabilization of the Canadian dollar. For the nine months ended September 30, 2000, cost of goods was 74.0% or $10,167,039 as compared to 74.6% or $11,172,325 for the same period in 1999, primarily due to continued margin improvement at Triple-C-Inc.

Operating expenses were $6,622,689 for the year ended December 31, 1999 compared to $7,530,590 in 1998, a decrease of 12%. Expenses in 1998 were impacted by the launch of a North American marketing program, including the sponsorship of Team Cheever, a member of the Pep Boys Indy Racing League. The sponsorship of Team Cheever was terminated in May, 1999, as the Company was unable to take advantage of the sales opportunities provided by the relationship. Costs associated with the Team Cheever program were approximately $500,000 in 1999 and $1,100,000 in 1998. Another negative impact on 1998 was the operating expenses of Rachel's distributing route operations which were discontinued at the end of 1998. The operating expenses of the route operation were approximately $580,000 in 1998, including the write-off of goodwill of approximately $100,000.

Operating expenses for the nine months ended September 30, 2000 were $4,954,436, compared to $4,951,804 in the same period the prior year. Increased sales, marketing and general and administrative expenses in the Triple-C-Inc. operations were offset by reduced expenses relating to the termination of the Team Cheever marketing program.

Net nonoperating expenses for the year ended December 31, 1999 were $393,793 compared to $837,227 for the year ended December 31, 1998. This change was primarily related to the change in foreign currency transaction gains. In the year ended December 31, 1999, there was a $341,392 gain on foreign exchange compared to a loss on foreign exchange of $248,456 in the year ended December 31, 1998. The fluctuations in foreign exchange were primarily at Triple-C-Inc. and caused by fluctuations of the Canadian dollar in relation to other foreign currencies (including the U.S. Dollar, the Belgian Franc, and the Dutch Guilder). Interest expense increased by $218,020 to $679,626 in 1999 from $461,606 in 1998 because of the increased debt necessary to fund operations. Net nonoperating expenses for the nine months ended September 30, 2000 were $265,914 compared to $284,949 for the nine months ended September 30, 1999. For the nine months ended September 30, 2000, foreign currency gains were $181,577 compared to a gain of $159,120 in the same period in 1999. Interest expense for the nine months ended September 30, 2000 was $545,094 compared to $515,469 for the same period in 1999. The increase is primarily due to increased borrowing expense at Triple-C-Inc.

Income taxes increased by $129,100 to an $18,800 expense in 1999 from a $110,300 benefit in 1998. Income taxes were primarily affected by utilization in 1998 and 1999 of the 1998 Canadian operating losses of Triple-C-Inc. Income taxes was a benefit of $19,500 in the nine months ended September 30, 2000, compared to an expense of $33,800 in the same period of 1999. The taxes relate to Triple-C-Inc., which reported an operating loss in 2000 compared to an operating profit in 1999.

Net loss for the nine months ended September 30, 2000 increased 11% to $1,623,308 or $.19 per share from $1,465,632 or $.19 per share in the comparable period in 1999. The decrease is due mainly to a decrease in sales.

The Company is currently a defendant to various claims in litigation, a total of six judgments in excess of $140,000 in the aggregate have been awarded to the plaintiffs in those actions, and two of these judgment creditors have commenced collection actions (see "Legal Proceedings" below). The Company is currently engaged in negotiations with several of these plaintiffs, and has negotiated a payment plan in settlement in claims with two of these plaintiffs, which have currently suspended collection efforts. However, the potential for collection of several of these judgments by judicial means exists, and satisfaction of these judgments may have a material adverse affect upon the financial condition of the Company.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Triple-C-Inc. has a $5,200,000 revolving line of credit facility with Congress Financial Corporation (Canada), expiring in 2003, subject to a four year extension. The line of credit facility was put in place commencing on October 18, 1999. Borrowings are repayable on demand, bear interest at the prime rate plus 1.5% to 2% (as defined in the loan agreement), and are collateralized by substantially all Triple-C-Inc. assets. Advances are subject to defined limitations on the collateralized assets. Triple-C-Inc.'s use of the line of credit facility is subject to operating covenants relating to tangible net worth, additional debt, and dividends, among others. The Triple-C-Inc. line of credit may not be utilized by the Company for its U.S. operations, and may be cancelled at any time by the lender. As of September 30, 2000, the loan balance of the line of credit facility was $1,988,099.

On June 7, 2000, Congress Financial Corporation (Canada) notified Triple-C-Inc. that certain covenant defaults relative to the revolving line of credit facility existed under the loan agreement. In discussions between the parties during the summer of 2000, Congress Financial Corporation (Canada) indicated that Triple-C-Inc. had failed to meet the minimum Adjusted Tangible Net Worth as required under the loan agreement, and that Triple-C-Inc. had granted a security interest to a third party in violation of the loan agreement. Triple-C-Inc. also asserted that the calculation of the Adjusted Tangible Net Worth of the Company by Congress Financial Corporation (Canada) was incorrect, as Congress Financial Corporation (Canada) treated certain chocolate coin inventory as having no value, while Triple-C-Inc. felt that this chocolate coin inventory should be valued at its historical book value. Triple-C-Inc. acknowledged default of the minimum Adjusted Tangible Net Worth covenant. As of July 31, 2000, the Adjusted Tangible Net Worth deficiency was approximately $441,966. Triple-C-Inc. also acknowledged that it has granted a security interest to a third party in violation of the loan agreement, and has subsequently terminated this security interest with the consent of the third party in question.

By letter dated August 22, 2000, Congress Financial Corporation (Canada) waived the alleged covenant defaults relative to the minimum Adjusted Tangible Net Worth covenant in writing, and the Company considers the line of credit with Congress Financial Corporation (Canada) in good standing. In addition, Congress Financial Corporation (Canada) and the Company have agreed that, for purposes of determining the Company's Adjusted Tangible Net Worth relative to the line of credit only, the chocolate coin inventory will have no value, although the Company still considers this inventory to be valuable and carries this inventory as an asset on its financial statements. Notwithstanding the August 22, 2000 waiver, it is possible that Congress Financial Corporation (Canada) will terminate the line of credit facility if there are future covenant violations by the Company, which termination would have a material adverse effect on Triple-C-Inc and the Company. In the event that the Congress Financial Corporation (Canada) terminates the line of credit, Triple-C-Inc. and the Company would seek alternative sources of Bank financing, private debt financing, or equity financing, the availability of which there can be no assurance. In the event that Triple-C-Inc. does not have adequate capital financing in place to finance Canadian operations, the Company may have to consider a sale of Triple-C-Inc., although no such sale is currently under consideration by the Company.

The Company is currently in a dispute with former stockholders of Triple-C-Inc. stock, one of whom, Mr. Harm Scholtens, is currently employed by Triple-C-Inc., a wholly-owned subsidiary of the Company (see "Legal Proceedings" below). The dispute relates to the obligation of the Company to repurchase shares of common stock issued to the former stockholders of Triple-C-Inc. for a total of $1,958,368 by delivery of a five-year 6% promissory note. Although neither party has resorted to litigation at this point, it is a possibility that either party may resort to judicial resolution of this matter, and it is a possibility that any litigation with the former Triple-C-Inc. stockholders will result in an adverse judgment against the Company, which adverse judgment may have a material adverse effect on the Company and its operations, its future liquidity, and any adverse judgment may jeopardize the Company's ability to continue as a going concern.

The Company does not currently have any material credit facilities in place to finance its U.S. operations, and is currently financing its U.S. operations out of current cashflow. The Company is actively exploring alternatives to provide operating capital for its U.S. operations. The Company estimates that it will need at least $400,000 in operating capital over the next 12 months, of which there can be no assurance of availability. The inability of the Company to obtain additional capital financing will have a material adverse affect on the Company's ability to continue operations. In the event that the Company has insufficient cashflow to provide operating capital to the Company over the next 12 months, and is unable to obtain additional capital financing, the Company may consider pursuing additional debt or equity financing, and may be forced to explore other alternatives, including reorganization under the U.S. Bankruptcy Code, although no such reorganization is currently until consideration by the Company.

On December 31, 1999, the Company had outstanding bank letters of credit for approximately $137,000 which are collateralized by a $70,000 restricted term deposit included in other noncurrent assets. These letters of credit were put in place because of the supplier relationships between Triple-C-Inc. and various foreign suppliers of raw materials. In the Company's past experience, virtually no claims have been made against these letters of credit. Management does not expect any material loss will result from these instruments and, therefore, is of the opinion that the liability value of these instruments is zero.

The Company issued $734,296 and $1,285,997 of one year 12% unsecured convertible subordinated debentures in calendar years 1998 and 1999, respectively. In 2000, the Company issued $1,724,225 of short-term 12% unsecured convertible debentures. The debentures issued in 1998, 1999 and 2000 were convertible into Company common stock at $4.80, $2.50 and $2.50 per share, respectively, and were subordinated to other borrowings. Debentures for $925,976 (including $191,680 of the 1999 debentures) were repaid in 1999 and all of the debentures outstanding at December 31, 1997, were retired in 1998. All of the debentures outstanding at December 31, 1999 and $145,000 of the debentures issued in 2000 were retired in 2000.

In 1999, Triple-C-Inc. issued $419,429 of one year 12% unsecured convertible subordinated debentures. The debentures are subordinated to borrowings from any Senior Lender (defined as any term loan, operating line or other type of credit facility granted by any third party lending institution) and are convertible, upon completion of a Triple-C-Inc. IPO and at the option of the debenture holder, into shares of common stock of Triple-C-Inc. at a per-share price of 80% of the price of shares of common stock of Triple-C-Inc. offered in the IPO. However, there are no current plans to conduct an IPO of shares of stock of Triple-C-Inc., and it is extremely unlikely that such IPO will take place before the retirement of the debentures (see "Recent Sales of Unregistered Securities" below).

The Company issued $557,642, $340,242 and $106,846 of short term promissory notes to stockholders of the Company at interest rates ranging from 8% to 17.8% in calendar years 1998 and 1999 and the nine months ended September 30, 2000, respectively. Notes in the amount of $900,446, $239, 970 and $136,164 were repaid in calendar years 1998 and 1999, and the nine months ended September 30, 2000, respectively.

Net cash used in operating activities totaled $2,813,668 and $1,108,600 in 1998 and 1999, respectively, and $1,118,397 and $926,971 in the nine months ended September 30, 1999 and 2000, respectively. Negative operating cash flows resulted primarily from net losses.

Net cash provided by (used in) investing activities totaled $4,220,180 and $12,745 in 1998 and 1999, respectively, and $53,242 and $(24,213) in the nine months ended September 30, 1999 and 2000, respectively. Investing cash flows resulted primarily from proceeds on the sale of marketable securities and property and equipment transactions. In March 1998, the Company redeemed its $4,060,000 investment in Greek treasury bonds. Proceeds of the redemption were used to retire certain convertible subordinated debt and certain other payables.

Net cash provided by (used in) financing activities totaled $(1,518,327) and $1,116,528 in 1998 and 1999, respectively, and $1,091,202 and $957,071 in the nine months ended September 30, 1999 and 2000, respectively. Financing cash flows resulted primarily from fluctuations in proceeds and payments on Company debt and proceeds from the sale of common stock.

The following financial data has been taken from the Company's audited and unaudited consolidated financial statements and is qualified in its entirety by the financial statements and footnotes thereto included elsewhere in this filing:

                                Years Ended December 31,      Nine Months Ended September 30,
                                 1998             1999             1999             2000
                             ------------     ------------     ------------     ------------
                                                               (unaudited)      (unaudited)
Sales                        $ 20,227,704     $ 20,282,793     $ 14,977,246     $ 13,744,581

Net Loss                     $ (3,423,352)    $ (1,893,215)    $ (1,465,632)    $ (1,623,308)

Total Assets                 $ 10,450,667     $ 10,032,119     $ 10,742,478     $ 10,124,291

Long-Term Debt               $    124,721     $     56,521     $     68,836     $     25,855

Stockholders' Equity         $  2,595,242     $  1,906,250     $  2,250,880     $    221,578

Per Share Data:
  Dividends Per Share        $          0     $          0     $          0     $          0

  Net Loss                   $      (0.54)    $      (0.23)    $      (0.19)    $      (0.19)

  Weighted Average Number
    of Shares Outstanding       6,382,208        8,079,345        7,898,185        8,626,713

ITEM 3.  DESCRIPTION OF PROPERTY

The Company leases the following real property with rental rates as follows:

o An 800 square feet of corporate offices in Bloomington, Minnesota for $1,070 per month on a month-to-month lease;
o a 10,000 square foot manufacturing plant in Menomonie, Wisconsin for $4,000 per month, increasing over the term of the lease to $4,800 per month, for a period ending February 28, 2009;
o a 55,000 square foot Canadian Headquarters and warehouse in Hamilton, Ontario for $18,530 per month for a period ending January 1, 2002;
o a 7,740 square foot office and warehouse in Calgary, Alberta for $5,590 per month for a period ending June 30, 2002;
o an 800 square foot office in Langley, British Columbia for $750 per month for a period ending May 31, 2001; and
o a 600 square foot office in Montreal, Quebec for $590 per month for a period ending March 31, 2002.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's common stock as of September 30, 2000 by each of the Company's directors and executive officers.

Name & Address                                                  Shares Owned Beneficially    Percentage of Total
                                                                & Of Record                  Stock Outstanding
----------------------------------------------------------------------------------------------------------------
Lawrence J. Castriotta                                            300,000(1)                 3.2%
President, CEO & Chairman of the Board of Directors,
GO-RACHELS.COM CORP.

Leo Short                                                         210,000(2)                 2.2%
Executive V.P., Sales & Marketing, GO-RACHELS.COM CORP.

Kent W. Hammond                                                   100,000(3)                 1.1%
V.P. Specialty Marketing, GO-RACHELS.COM CORP.

Harm Scholtens                                                    277,536(4)                 3.0%
Director, GO-RACHELS.COM CORP.
V.P. Sales & Marketing, Triple-C-Inc.

Curtis Russell                                                    200,000(5)                 2.1%
C.O.O., Triple-C-Inc.

Danny Bob Berenberg                                                60,000(6)                 *
Director, GO-RACHELS.COM CORP.

ALL OFFICERS AND DIRECTORS                                      1,147,536                    12.2%

*   Less than 1%

(1) Includes Mr. Castriotta's option to purchase 200,000 shares of common stock within the next 60 days at $1.00 per share.
(2) Includes Mr. Short's option to purchase 200,000 shares of common stock within the next 60 days at $1.00 per share.
(3) Includes Mr. Hammond's option to purchase 100,000 shares of common stock within the next 60 days at $.36 per share.
(4) Includes Mr. Scholtens' option to purchase 100,000 shares of common stock within the next 60 days at $5.50 per share.
(5) Includes Mr. Russell's option to purchase 100,000 shares of common stock within the next 60 days at $1.00 per share.
(6) Includes Mr. Berenberg's option to purchase 50,000 shares of common stock within the next 60 days at $.15 per share.


No person, group or entity has beneficial ownership of 5% or more of the outstanding equity in the Company.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

Lawrence Castriotta
Lawrence Castriotta joined the Company and was named President, CEO and elected a Member of the Board of Directors of the Company in August 1999. Mr. Castriotta has assumed the title of Chairman of the Board of Directors upon the resignation of Mr. James Garlie as Chairman of the Board of Directors on November 2, 1999, and the subsequent resignations of all other previous Board Members at about the same time.

Mr. Castriotta has more than 30 years in consumer marketing and retailing experience. From 1997 until he joined the Company in August, 1999, Mr. Castriotta was semi-retired and lived in Europe. From 1990 to 1997, he served as Chairman and CEO of Spectrum Services, Inc. a Minneapolis manufacturer of custom designed horse trailers. He Co-Founded (in 1985) and served as President and Board Member of Image Retailing, Inc., a publicly traded retailer of consumer electronics located in Edina, Minnesota from 1985 to 1989. He was also Executive Vice President and Board Member of Schaak Electronics, Inc., a St. Paul electronics retailer, from 1980 to 1984 and Vice President of Merchandising for Dayton-Hudson's Team Electronics division from 1977 to 1980. Mr. Castriotta received his B.S. from Boston University and his MBA from Harvard University.

Leo Short III
Leo Short III joined the Company as Executive Vice President in February 1996. Mr. Short has significant experience in the snack food industry. After starting his career at Campbell Soup Company where he was employed from 1974 to 1978, he worked for Frito-Lay (the largest US manufacturer of potato chips) from 1978 to 1992, and was a self-employed consultant from 1993 to 1996. In addition to working his way up from District Sales Manager to Regional Sales Manager to Division Sales Manager to one of twenty-two Area Vice Presidents, building and managing hundreds of routes along the way, Leo received several awards including "Division Manager of the Year" and runner-up to Frito-Lay's highest honor, the "Herman Lay Award". He was also responsible for launching Sunchips, which became a $200,000,000 line for Frito-Lay.

Curtis Russell
Curtis Russell became Chief Operating Officer of Triple-C-Inc. in June, 1999. Mr. Russell has 10 years experience in the food service industry where he was responsible for purchasing, production, inventory, and cost controls for such companies as Campbell Soup Co., where he was employed from 1976 to 1977, and International Multifoods, where he was employed from 1977 to 1981. Mr. Russell was employed in the hospitality and food service industries from 1981 to 1985, was employed in the investment banking industry, including as head trader and as compliance officer for various banking and investment companies from 1985 to 1997, and was employed by the Company from 1997 as an assistant plant manager and office administrator until his appointment as the COO of Triple-C-Inc. in June, 1999.

Harm Scholtens
Harm Scholtens is Vice President of Sales and Marketing of Triple-C-Inc. He has 34 years of service with Triple-C-Inc. as a salesperson, Sales Manager, Vice President of Sales, and past President, and is responsible for the development of the successful proprietary brands that the Company markets throughout Canada and the development of the extensive distribution network of the Company.

Kent W. Hammond
Kent W. Hammond joined the Company on November 1, 1999, as Vice President for Specialty Marketing. Mr. Hammond has in excess of 25 years of consumer marketing and retailing experience. He has worked as a buyer at Dayton Hudson Corp.'s Team Electronics in Minneapolis, where he was employed from 1975 to 1978, was employed with SER, Inc., a consumer electronics manufacturer's representative firm in Chicago, from 1978 to 1981, and was the National Merchandise Manager for Sanyo America in Los Angeles from 1981 to 1988 . He was the Vice-President of Marketing for Solar Reflective Fabric, Inc., a Minnesota fabric company, from 1991 to 1997, and was also employed with Klein Volvo, a large Minneapolis automobile dealer, from 1997 to 1999 . Mr. Hammond is responsible for the e-commerce web sites operated by the Company and heads up the development of Rachel's Gourmet Chocolates.

Danny Bob Berenberg
Danny Bob Berenberg is the President and CEO of Lincoln Dels, Inc., and President of Lincoln Baking, of which he has been the owner since his purchase of the companies in 1993, and Chief Manager of Crystals International, LLC, of which he has been the owner since his purchase of the company in 1996. Each of Lincoln Dels, Inc., Lincoln Baking, and Crystals International, LLC are food service companies located in the Minneapolis area. He is Chairman of the Board of the Bloomington Minnesota Convention and Visitors Bureau, Member of the Board of the Bloomington Hospitality Association, Vice Chair of the Bloomington Community Foundation, and a Member of the Board of Directors of The Thunderbird Hotel and Convention Center Corporation, both Bloomington, Minnesota hospitality companies. He received his Bachelors and JD degrees from the University of Minnesota.

The names, ages, and respective positions of the officers and directors of the company are set forth below:

Name                          Age       Position
--------------------------------------------------------------------------------
Lawrence J. Castriotta       54        Chairman of the Board, President and CEO,
                                       GO-RACHELS.COM CORP.

Leo Short III                47        Exec. V. P. of Sales & Marketing,
                                       GO-RACHELS.COM CORP.

Curtis Russell               41        C.O.O., Triple-C-Inc.

Harm Scholtens               54        V. P. Sales and Marketing, Triple-C-Inc.
                                       Director, GO-RACHELS.COM CORP.

Kent W. Hammond              48        V. P. Specialty Marketing,
                                       GO-RACHELS.COM CORP.

Danny Bob Berenberg          55        Director, GO-RACHELS.COM CORP.


The Company's directors are elected at the annual meeting of stockholders and hold office for a three-year term or until their successors are elected and qualified. The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board and subject to employment agreements, if any, approved and ratified by the Board. The current directors of the Company intend to nominate for election two additional outside persons and one additional insider to the Board of Directors at the next annual meeting of the stockholders.

A significant change in the executive leadership and the composition of the Company's Board of Directors occurred in 1999. Upon evaluation of the then-current state of the Company, the Board of Directors hired Lawrence J. Castriotta as the new President and Chief Executive Officer of the Company in August, 1999, with the intent that Mr. Castriotta would provide refreshed executive leadership to the Company. Satisfied with Mr. Castriotta's performance, the Board of Directors selected Mr. Castriotta to be the Chairman of the Board of Directors in November, 1999, and the remaining directors resigned at about the same time to pursue other interests (resigning directors also resigned as executive officers at the same time). Since November, 1999, Mr. Castriotta, as the sole member of the Board of Directors, has elected Danny Bob Berenberg and Harm Scholtens to fill vacancies of the Board of Directors until the next annual meeting of the stockholders.

ITEM 6.    EXECUTIVE COMPENSATION

EMPLOYMENT AGREEMENTS

The Company has entered into an employment agreement with Lawrence C. Castriotta, the Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Castriotta's employment agreement commenced on August 1, 1999 and has an initial two-year term ending July 31, 2001. Mr. Castriotta is entitled to receive a salary of not less than $108,000 annually, which is subject to adjustment on an annual basis. In the event that Mr. Castriotta and the Company cannot come to agreement upon the annual salary adjustment, Mr. Castriotta's annual salary will increase to $125,000 per year. In addition to the annual salary, Mr. Castriotta was granted 100,000 shares of common stock of the Company, and was issued an option to purchase 200,000 shares of common stock of the Company at an exercise price of $1.00 per share, all of which are exercisable immediately, with an expiration date of September 10, 2009. Under the agreement, Mr. Castriotta is entitled to an automobile expense allowance of $525 per month and reimbursement for all other expenses related to said automobile, although Mr. Castriotta has chosen not to take advantage of the $525 per month automobile expense allowance and other automobile reimbursement benefits. In the event that the agreement is terminated by either party prior to July 31, 2001, the Company will be obligated to pay Mr. Castriotta the greater of (i) all salary amounts which would otherwise be due Mr. Castriotta through July 31, 2001 if the agreement were not terminated, or (ii) one year's salary. Mr. Castriotta's employment agreement also provides for other customary fringe benefits. The agreement does not contain any payment of any amounts that would be considered "parachute payments" under Section 280G(b)(2) of the Internal

Revenue Code. The agreement does contain certain protections for Mr. Castriotta, including indemnification for any individual liability relating to Mr. Castriotta's employment for liabilities of the Company existing or arising out of occurrences prior to August 1, 1999. The contract provides for disability payments under certain circumstances.

Triple-C-Inc. has entered into an employment agreement with Harm Scholtens, the
V. P. Sales & Marketing, Triple-C-Inc. Mr. Scholtens' employment agreement commenced on June 30, 1997 and had an initial three-year term which ended May 31, 2000. The agreement is automatically renewed and subject to one year terms, unless notice of termination is given by either party six months prior to the end of any termination date. Mr. Scholtens will receive a salary of not less than $100,000 annually. In addition to the annual salary, Mr. Scholtens is entitled to receive an earnings bonus based upon the revenues of Triple-C-Inc. (Mr. Scholtens received $0 in 1998 and $6,172 in 1999), and was issued an option to purchase 100,000 shares of common stock of the Company at an exercise price of $5.50 per share, all of which have vested, with an expiration date of June 30, 2002. In the event that Mr. Scholtens' employment with Triple-C-Inc. is terminated, Mr. Scholtens is entitled to receive severance pay of at least six months' salary and all bonuses earned to the date of termination. Under the agreement, Mr. Scholtens is entitled to an automobile expense allowance and reimbursement for all other expenses related to said automobile (approximately CD$750 per month). Mr. Scholtens' employment agreement provides for other customary fringe benefits. The agreement does not contain any payment of any amounts that would be considered "parachute payments" under Section 280G(b)(2) of the Internal Revenue Code. The agreement contains certain protections for Triple-C-Inc., including covenants against: (i) disclosure of proprietary information; and (ii) competition; and (iii) post-employment solicitation of employees. Triple-C-Inc. may terminate the agreement for "cause" (as defined in the agreement) or upon Mr. Scholtens' death or disability, and Mr. Scholtens' may terminate the agreement upon the occurrence of certain other events. The contract provides for disability payments under certain circumstances.

COMPENSATION TABLE

The following Summary Compensation Table sets forth the cash compensation paid or accrued for services performed during the year ended December 31, 1999 for the executive officers of the Company (all compensation expressed in U.S. Dollars):



                           SUMMARY COMPENSATION TABLE

                                                         Annual Compensation
                                                      --------------------------

Name and Principal Position                            Year    Salary     Bonus
--------------------------------------------------------------------------------
James Garlie, Chairman of the Board, President, CEO(1) 1999   $  4,947    $0
Lawrence J. Castriotta, Chairman of the Board,
   President, CEO(2)                                   1999   $ 45,000    0
Leo Short, Executive VP Sales & Marketing              1999   $ 81,600    0
Curtis Russell, COO, Triple-C-Inc.(3)                  1999   $ 37,500    0
Harm Scholtens, V.P. Sales & Marketing, Triple-C-Inc.  1999   $100,000    $6,172
Kent W. Hammond, VP Specialty Marketing(4)             1999   $ 12,500    0


[WIDE TABLE CONTINUED]

                                                        Long term compensation
                                                        --------------------------------------------------------------------------
                                                                          Awards                       Payouts
                                                                          --------------------------------------------------------

                                                        Other Annual      Restricted   Securities                     All other
                                                        Compensation      Stock        underlying      LTIP payouts   compensation
Name and Principal Position                                               Award(s)     options/SARs
------------------------------------------------------  --------------------------------------------------------------------------
James Garlie, Chairman of the Board, President, CEO(1)  $0                0            0               $0             $0
Lawrence J. Castriotta, Chairman of the Board,
   President, CEO(2)                                    (5)               $30,000(6)   200,000         0              0
Leo Short, Executive VP Sales & Marketing               0                 0            0               0              0
Curtis Russell, COO, Triple-C-Inc.(3)                   0                 0            100,000         0              0
Harm Scholtens, V.P. Sales & Marketing, Triple-C-Inc.   (5)               0            0               0              2,000(7)
Kent W. Hammond, VP Specialty Marketing(4)              0                 0            100,000         0              0

(1)  Mr. Garlie resigned all positions effective November 2, 1999
(2)  Mr. Castriotta joined the Company as President and CEO on August 1, 1999
(3)  Mr. Russell joined the Company as COO of Triple-C-Inc. on July 1, 1999
(4)  Mr. Hammond joined the company on November 1, 1999
(5)  Less than 10% of executive's total annual salary and bonus
(6) Mr. Castriotta was granted 100,000 shares of common stock pursuant to the terms of his employment agreement. The estimated value of such stock was $30,000.
(7) The Company maintains and pays the premiums for a $500,000 term life insurance policy for the benefit of Mr. Scholtens.


         The Company follows the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," and applies APB Opinion No.25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with its employees.

OPTION/SAR GRANTS IN LAST FISCAL YEAR (INDIVIDUAL GRANTS)

The following Option/SAR Table sets forth the options or SAR granted during the year ended December 31, 1999 to the executive officers of the Company (all compensation expressed in U.S. Dollars):

                                                                        Percent of total options/SARs
                                     Number of Securities underlying    granted to employees in fiscal
Name and Principal Position          options/SARs granted (#)           year
------------------------------------------------------------------------------------------------------
Lawrence J. Castriotta, Chairman     200,000                            44.4%
of the Board, President, CEO
Curtis Russell, COO, Triple-C-Inc.   100,000                            22.2%
Kent W. Hammond, VP Specialty
Marketing                            100,000                            22.2%


[WIDE TABLE CONTINUED]


Name and Principal Position         Exercise of base price ($/Sh)      Expiration Date
----------------------------------  -----------------------------------------------------
Lawrence J. Castriotta, Chairman    $1.00                              September 10, 2009
of the Board, President, CEO
Curtis Russell, COO, Triple-C-Inc.  $1.00                              June 4, 2004
Kent W. Hammond, VP Specialty
Marketing                           $ .36                              November 1, 2004

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Stock

The Company is currently authorized to issue 70,000,000 shares, of which 50,000,000 shares are common stock, $.01 per value, and 20,000,000 shares are undesignated preferred stock. Holders of the common stock do not have preemptive rights to purchase additional shares of common stock or other subscription rights. The common stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of common stock are entitled to share equally in all dividends from sources legally available therefor, when, as and if declared by the Board of Directors and upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to stockholders. All outstanding shares are fully paid and non-accessible. Each holder of common stock is entitled to one vote per share on all matters on which such stockholder is entitled to vote.

As of December 31, 1998, 7,205,689 shares of common stock of the Company were outstanding. As of December 31, 1999, 8,622,824 shares of common stock of the Company were outstanding. As of September 30, 2000, 8,632,824 shares of common stock of the Company were outstanding.

No shares of preferred stock have ever been issued by the Company. The Articles of Incorporation of the Company authorize the Board of Directors to set the preferences which the holders of preferred stock may enjoy, which preferences may, if the Board of Directors determines to issue preferred stock, include dividend, voting, and liquidation preferences, among others.

Cumulative voting for the election of directors is not permitted. Accordingly, the owners of a majority of shares of common stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of such shares will not be able to elect any directors.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires special disclosure relating to the market for penny stocks in connection with trades in any stock defined as a "penny stock". Commission regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share and is not listed on The NASDAQ SmallCap Stock Market or a major stock exchange. These regulations subject all broker-dealer transactions involving such securities to the special "Penny Stock Rules" set forth in Rule 15g-9 of the Securities Exchange Act of 1934 (the "34 Act").

It is anticipated that if a market should develop for the Company's common stock that the market price of the Company's common stock will be substantially less than $5.00 per share and such stock can be expected to trade in the over-the-counter market at a per share market price of substantially less than $5.00. Accordingly, any broker-dealer sales of the Company's shares will be subject to the Penny Stock Rules. These Rules affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers of the Company's common stock to sell their shares in the secondary market, if such a market should ever develop. The Penny Stock Rules also impose special sales practice requirements on broker-dealers who sell such securities to persons other than their established customers or "Accredited Investors." Among other things, the Penny Stock Rules require that a broker-dealer make a special suitability determination respecting the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. In addition, the Penny Stock Rules require that a broker-dealer deliver, prior to any transaction, a disclosure schedule prepared in accordance with the requirements of the Commission relating to the penny in accordance with the requirements of the Commission relating to the penny stock market. Disclosure also has to be made about commissions payable to both the broker-dealer and the registered representative and the current quotations for the securities. Finally, monthly statements have to be sent to any holder of such penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Accordingly, for so long as the Penny Stock Rules are applicable to the Company's common stock, it may be difficult to trade such stock because compliance with such Rules can delay and/or preclude certain trading transactions. This could have an adverse effect on the liquidity and/or price of the Company's common stock in the future.

OPTIONS AND WARRANTS

The Company has a nonqualified stock option plan which authorizes the granting of stock options to employees, directors, and others to purchase up to 2,500,000 shares of common stock. Vesting and award terms are at the discretion of the Board of Directors, but cannot exceed ten years. As of December 31, 1999, options to purchase 2,297,498 shares of common stock of the Company were outstanding, with a weighted-average exercise price of $1.84 with 5.6 weighted - average remaining contractual life-years for the options.

The Company has granted warrants to purchase common stock of the Company related to short-term debt financing, services provided to the Company, and issuance of common stock. As of December 31, 1999, warrants to purchase 2,726,527 shares of common stock of the Company were outstanding, with a weighted-average remaining contractual life of 2.7 years and a weighted-average exercise price of $1.62.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

DIVIDENDS

The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay future cash dividends.

MARKET INFORMATION

The Company's Common Stock is currently quoted in the "pink sheets" under the trading symbol "RACH." The Company's common stock has recently been quoted on the NASDAQ OTC:BB, but its shares of common stock have recently become ineligible for quotation on the NASDAQ OCT:BB. The Company intends to once again apply to have its shares quoted on the NASDAQ OTC:BB once this Form 10-SB becomes effective.

The following table sets forth, for the periods indicated, the range of high and low quoted prices of the Company's common stock on the OCT:BB. The prices represent quotations between dealers without adjustment for retail markups, markdowns, or commissions and may not represent actual transactions.

                      FY end December 31, 1998       FY end December 31, 1999      Quarter end March 31, 2000
                        High            Low             High          Low              High        Low
                        ----            ---             ----          ---              ----        ---
Qtr. 1 (End March)      6 1/4           4 3/4           3             9/16             3/8         3/16(1)
Qtr. 2 (End June)       9 3/8           5               3 5/8         5/8
Qtr. 3 (End Sept.)      7               1/2             13/16         5/32
Qtr. 4 (End Dec.)       3               5/8             3/4           1/4

(1) The Company's shares of common stock ceased to be quoted on the NASDAQ OTC:BB on March 22, 2000. The prices listed above reflect the closing bid and ask prices on that date.

There can be no assurance that an active public market for the common stock will ever be restored. In addition, the shares of common stock are subject to various governmental or regulatory body rules, including the Securities Act of 1933 and regulations thereto, the Securities Exchange Act of 1934 and regulations thereto, and rules promulgated by NASDAQ, which may affect the liquidity of the shares.

HOLDERS

There were approximately 400 holders of record of the Company's common stock as of September 30, 2000.

ITEM 2.  LEGAL PROCEEDINGS

In conjunction with the acquisition of the stock of Triple-C-Inc., the Company issued 608,000 shares of its common stock to former stockholders of Triple-C-Inc. stock, one of whom, Mr. Harm Scholtens, is currently employed by Triple-C-Inc., a wholly-owned subsidiary of the Company (see "General Business Development" above). According to the acquisition agreement between the Company and the stockholders, these stockholders retained the right to require the Company to purchase all or part of 608,000 of their shares at predetermined prices on stipulated dates. The terms of this repurchase obligation of the Company included the delivery of promissory notes bearing interest at 6% with a five-year term. Prior to October 1, 1999, these stockholders indicated their general intent to exercise their right to require the Company to purchase their shares, and the Company and these stockholders conducted negotiations regarding method of payment and extension of the date of exercise of the stockholders' right to require the Company to purchase their shares. During these discussions, counsel for the stockholders delivered a draft promissory note to be used by the parties to evidence the payment obligation from the Company to the stockholders. On October 1, 1999, the option of these stockholders to require the Company to purchase their shares at $3.221 per share expired without the delivery of the prescribed notice of exercise by the stockholders. Nevertheless, the stockholders (including Mr. Scholtens, an employee of Triple-C-Inc.) have asserted and continue to assert that the Company is obligated to purchase these shares, arguing that the delivery of the draft promissory note from stockholders' counsel to the Company constituted "constructive" notice of exercise of the stockholders' option. It is the Company's position that the delivery of the draft promissory note from stockholders' counsel to the Company did not constitute notice of exercise of the stockholders right to require the Company to purchase their shares, as the form and means of exercise were specifically described in the acquisition agreement, and the Company never received definitive notice of exercise. The Company has continued to communicate with these stockholders in an attempt to resolve this matter, but negotiations have been unsuccessful to date. It is possible that either party may resort to judicial resolution of this matter. While the Company is confident in its position that it did not receive actual or constructive notice of exercise of the stockholders' right to require the Company to purchase all or part of its shares, it is a possibility that litigation with the former Triple-C-Inc. stockholders will result in an adverse judgment against the Company, which adverse judgment may have a material adverse effect on the Company and its operations, and any adverse judgment may jeopardize the Company's ability to continue its operations.

The Company is a defendant in a lawsuit in the District Court of the State of Minnesota in Hennepin County commenced on April 26, 2000, in which Sinclair Communications, Inc. (doing business under several different television stations) claimed that the Company was indebted to Sinclair in the amount of $68,375 for advertising and broadcast services. On June 1, 2000, Sinclair obtained a judgment for $71,135.88 against the Company, and Sinclair has subsequently commenced collection proceedings against the Company. The Company is currently examining possible resolution of this matter, including satisfaction of the judgment. However, the Company is not currently able to satisfy this judgment, and continued collection actions, including possible levy and attachment against assets of the Company, may have a material adverse affect on the Company and its financial situation.

The Company is a defendant in a lawsuit in the Circuit Court of the State of Illinois in Cook County commenced on April 21, 2000, in which Hinshaw & Culbertson, former counsel to the Company, claimed that the Company was indebted to Hinshaw & Culbertson in the amount of $57,148 for providing legal services to the Company. On June 19, 2000, Hinshaw & Culbertson obtained a judgment for $59,058.15, plus court costs, against the Company, and Hinshaw & Culbertson has subsequently commenced collection proceedings against the Company. The Company is currently examining possible resolution of this matter, including satisfaction of the judgment. However, the Company is not currently able to satisfy this judgment, and continued collection actions, including possible levy and attachment against assets of the Company, may have a material adverse affect on the Company and its financial situation.

The Company is a defendant in at least four other lawsuits in the District Court of the State of Minnesota in Hennepin County in which judgments have been entered against the Company. The total amount of such judgments is less than $20,000. The Company is currently examining possible resolution of these matters, including satisfaction of the judgments. However, the Company is not currently able to satisfy these judgments, and continued collection actions, including possible levy and attachment against assets of the Company, may have a material adverse affect on the Company and its financial situation. The Company is currently engaged in negotiations with several of these plaintiffs, and has reached a negotiated settlement in principle with two of these plaintiffs and is currently satisfying these two judgments according to a negotiated payment plan. However, the potential for collection of several of these judgments by judicial means exists, and satisfaction of these judgments may have a material adverse affect upon the financial condition of the Company.

Except as disclosed above, the Company is not a party to any material existing or pending legal proceedings nor has its property been the subject of any such proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has not changed nor has it had any disagreements with its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

The Company has conducted a series of unregistered sales of common stock in reliance upon Rule 506 of Regulation D (17 C.F.R. ss.ss. 230.504 and 230.506), Regulation S (17 C.F.R. . ss. 230.901 ET SEQ.), and Section 4(2) of the Securities Act of 1933 (15 U.S.C. ss. 77d(2)) during the three years ended December 31, 1999. All of the sales were conducted by officers and employees of the Company, and no underwriters were engaged in the offerings, although the Company did engage various brokers to assist the Company in selling its securities, which brokers were compensated based upon sales of the Company's securities. The unregistered securities were not sold publicly, but sold to certain U.S. and foreign investors identified by the Company. The Company made these private placements based on the following factors: (1) each issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were a limited number of offerees who were issued stock or other securities for services rendered to the Company; (3) the offerees stated an intention not to resell the stock or other securities and have continued to hold it for at least two years, or since the date of issuance if less than two years; (4) there were no subsequent or contemporaneous public offerings of the stock or other securities; (5) the stock or other securities was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock or other securities took place directly between the offerees and the Company.

PRIVATE PLACEMENTS OF COMMON STOCK

During the past four years, and up to and including the date of this amendment, the Company sold a total of 4,625,725 shares of common stock for a total consideration of $9,833,662 (including cash, consulting, manufacturing, and acquisition services and financing). Total offering expenses during this period were $1,072,504. The issuance of common stock during this period was unregistered in reliance upon Rule 506 of Regulation D, Regulation S, and
Section 4(2) of the Securities Act of 1933. A table of the private placements of common stock is as follows:

                                               Consideration
                              Number of           -------------
          Date                   Shares         Cash     Non-Cash    Nature of Transaction    Expenses
          ----                   ------         ----     --------    ---------------------    --------
January 13, 1997                  1,000       $ 3,000  $             (A)                     $
May 30, 1997                     10,000        10,000                (A)
June 6, 1997                      6,000                    16,980    Debt Conversion
June 19, 1997                    11,500                    34,500    (C)
June 30, 1997                   640,000                 1,811,200    Acquisition
July 1, 1997                      6,000        16,980                (A)
July 1, 1997                        700         1,981                (A)
August 27, 1997                  10,000        37,500                (A)                        12,392
September 4, 1997                20,000        75,000                (A)                        24,783
September 4, 1997                15,000        56,250                (A)                        18,588
September 5, 1997                 1,000         3,750                (A)                         1,239
September 15, 1997               10,000        37,500                (A)                        12,392
September 17, 1997               10,000        37,500                (A)                        12,392
September 18, 1997                4,000        15,000                (A)                         4,957
September 24, 1997                7,000        26,250                (A)                         7,834
September 27, 1997                2,000         7,500                (A)                         2,478
September 27, 1997                5,000        18,750                (A)                         6,196
September 29, 1997               26,667       100,001                (A)                        29,846


                                       23


                                                  Consideration
                              Number of           -------------
          Date                   Shares          Cash    Non-Cash    Nature of Transaction    Expenses
          ----                   ------          ----    --------    ---------------------    --------
September 29, 1997                2,500         9,375                (A)                         3,098
September 30, 1997               30,000        45,000                (A)                        17,594
September 30, 1997               50,000                   141,400    Terminated Acquisition
October 2, 1997                  10,000        10,000                (A)
October 10, 1997                 10,000        10,000                (A)                         5,865
October 10, 1997                  5,000         5,000                (A)                         2,932
October 10, 1997                 20,000        20,000                (A)
October 17, 1997                 10,000        37,500                (A)                        14,267
October 17, 1997                  3,000        11,250                (A)                         4,280
October 20, 1997                  5,000        18,750                (A)                         7,134
October 20, 1997                 10,000        37,500                (A)                        14,267
October 21, 1997                 10,000        37,500                (A)                        14,267
October 21, 1997                  5,000        18,750                (A)                         7,134
October 21, 1997                 10,000        37,500                (A)                        14,267
October 24, 1997                 10,000        37,500                (A)                        14,267
October 28, 1997                  8,000        30,000                (A)                        11.414
October 31, 1997                  5,000         5,000                (A)                         2,932
October 31, 1997                 25,000                   137,500    (C)
October 31, 1997                145,000                              Recapitalization
November 30, 1997                25,945       142,697                (A)                        19,928
November 30, 1997                15,230        83,765                (A)                        11,700
December 1, 1997                802,615     4,414,384                (A)                       616,326
January 7, 1998                   3,700        20,350                (A)                         2,650
January 15, 1998                 10,000        10,000                (A)
February 1, 1998                 10,000        20,000                (A)
February 23, 1998                 9,455        52,003                (A)                         6,758
February 28, 1998               109,200                              Merger
March 1, 1998                     4,000        20,000                (A)                        42,820
April 1, 1998                    13,500        13,500                (A)
May 19, 1998                      6,400                     6,400    (B)
May 19, 1998                      1,600                     1,600    (B)
May 20, 1998                      5,825                     5,825    (B)
June 1, 1998                     50,000                    50,000    (C)
June 1, 1998                      1,000                     1,000    (C)
June 3, 1998                      6,370                     6,370    (B)
June 8, 1998                      5,000                     5,000    (C)
June 11, 1998                    20,000                    20,000    (B)
June 23, 1998                     8,495                     8,495    (B)
June 24, 1998                     8,253                     8,253    (B)
June 24, 1998                     4,998                     4,998    (B)
June 30, 1998                    10,000        10,000                (A)
June 30, 1998                     5,000        10,000                (A)
July 1, 1998                     10,000                    10,000    (C)
July 1, 1998                     10,000                    10,000    (C)
July 1, 1998                      5,000                     5,000    (C)
July 2, 1998                     10,500        10,500                (A)


                                       24


                                                  Consideration
                              Number of           -------------
          Date                   Shares          Cash    Non-Cash    Nature of Transaction    Expenses
          ----                   ------          ----    --------    ---------------------    --------
July 12, 1998                     5,000         5,000                (A)
July 16, 1998                     4,592                     4,592    (B)
July 16, 1998                     3,496                     3,496    (B)
July 27, 1998                    10,000        10,000                (A)
July 31, 1998                     2,000                     2,000    (C)
August 13, 1998                  25,000        25,000                (A)
August 17, 1998                  50,000        50,000                (A)
September 2, 1998                 5,000         5,000                (A)                           650
September 7, 1998                 5,000         5,000                (A)                           650
September 9, 1998                 3,400                     3,400    (B)
September 15, 1998               10,000        10,000                (A)
September 21, 1998               40,000        40,000                (A)                         5,200
September 29, 1998                  500           500                (A)                            65
September 30, 1998                7,873                     7,873    (B)
October 1, 1998                   5,000         5,000                (A)
October 1, 1998                   1,000                     1,000    (C)
October 13, 1998                  5,000         5,000                (A)                           650
October 20, 1998                  5,000         5,000                (A)                           650
October 30, 1998                  1,300         1,300                (A)
November 5, 1998                 10,000                    10,000    (C)
November 9, 1998                  1,500         1,500                (A)
November 10, 1998                20,000                    20,000    (B)
November 10, 1998                53,000                    53,000    (B)
December 4, 1998                  4,081         4,081                (A)                           531
December 8, 1998                  8,526         8,526                (A)                         1,108
December 10, 1998                22,313        22,313                (A)                         2,901
December 11, 1998                 2,700         2,700                (A)                           351
December 11, 1998                 2,700         2,700                (A)                           351
December 14, 1998               111,761       111,761                (A)                        14,529
December 15, 1998               122,014       122,014                (A)                        15,862
December 16, 1998                 2,500         2,500                (A)                           325
December 16, 1998                16,500        16,500                (A)                         2,145
December 17, 1998                 4,480         4,480                (A)                           582
December 17, 1998                 3,645         3,645                (A)                           474
December 18, 1998                 1,995         1,995                (A)                           259
December 18, 1998                 3,860         3,860                (A)                           502
December 21, 1998                 6,975         6,975                (A)                           907
December 22, 1998                 6,980         6,980                (A)                           907
December 23, 1998                42,959        42,959                (A)                         5,585
December 24, 1998                19,450        19,450                (A)                         2,529
December 27, 1998               103,522        14,220      89,302    (A), (C)                      419
December 29, 1998                 6,515         6,515                (A)                           840
January 5, 1999                   3,260         3,260                (A)                           424
January 7, 1999                   1,960         1,960                (A)                           255
January 11, 1999                    990           990                (A)                           129
January 11, 1999                 12,760        12,760                (A)                         1,659
January 11, 1999                 19,975        19,975                (A)                         2,597
January 13, 1999                  3,240         3,240                (A)                           421


                                       25


                                                  Consideration
                              Number of           -------------
          Date                   Shares          Cash    Non-Cash    Nature of Transaction    Expenses
          ----                   ------          ----    --------    ---------------------    --------
January 14, 1999                  3,696         3,696                (A)                           480
January 14, 1999                  3,604         3,604                (A)                           469
January 14, 1999                  3,500         3,500                (A)                           455
January 15, 1999                100,024       100,024                (A)                        13,003
January 19, 1999                 38,863        38,863                (A)                         5,051
January 20, 1999                  8,375         8,375                (A)                         1,089
January 20, 1999                  3,288         3,288                (A)                           427
January 21, 1999                  7,420         7,420                (A)                           965
January 21, 1999                  3,050         3,050                (A)                           397
January 22, 1999                 10,000        10,000                (A)                         1,300
January 22, 1999                  2,440         2,440                (A)                           317
January 22, 1999                    730           730                (A)                            95
January 25, 1999                  1,980         1,980                (A)                           257
January 25, 1999                  3,710         3,710                (A)                           482
January 25, 1999                  2,930         2,930                (A)                           381
January 25, 1999                  1,832         1,832                (A)                           239
January 26, 1999                  2,470         2,470                (A)                           321
January 28, 1999                  3,730         3,730                (A)                           485
January 28, 1999                  3,940         3,940                (A)                           512
February 12, 1999                 5,000         5,000                (A)                           650
February 15, 1999               103,242       103,242                (A)                        13,419
February 16, 1999                 1,970         1,970                (A)                           256
April 1, 1999                    25,000                    25,000    (C)
April 1, 1999                     6,000                     6,000    (C)
April 1, 1999                    20,000                    20,000    (B)
April 7, 1999                     4,000         8,000                (A)
May 5, 1999                      40,000                    20,000    (B)
May 7, 1999                     400,000                   400,000    (C)
May 7, 1999                      20,000                    11,186    (B)
June 30, 1999                    10,000                     9,200    (B)
June 30, 1999                    10,000                     9,200    (B)
July 8, 1999                     20,000                    10,000    (B)
August 11, 1999                  31,364                    17,033    (B), (C)
September 10, 1999              472,792                   244,120    (B), (C)
June 19, 2000                    10,000                     1,500    (C)
October 24, 2000                100,000                    18,000    (C)
                            -------------------------------------                          -----------
                              4,625,725    $6,563,239  $3,270,423                          $ 1,072,504
                            =====================================                          ===========

(A) - Cash
(B) - Financing
(C) - Services

The private placements of stock were issued to the following classes of persons:
(i) individual investors known to the Company; (ii) creditors of the Company which agreed to receive common stock of the Company in lieu of repayment of debt; (iii) providers of services to the Company who agreed to accept common stock of the Company in lieu of cash compensation; (iv) persons who received stock as a result of acquisitions by the Company.

On February 28, 1998, the Company acquired PB Midwest, Inc. ("PB Midwest") by issuing 109,200 shares of the Company's common stock in exchange for all of PB Midwest's outstanding common stock. Prior to the acquisition, most of the stockholders in PB Midwest were also stockholders in the Company. At the date of acquisition, PB Midwest's only assets were warrants to purchase 136,500 shares of GO-RACHELS.COM CORP. at $1.00 a share. The warrants were deemed to have no value and were cancelled.

CONVERTIBLE DEBENTURE OFFERINGS

During the past four years, and up to and including the date of this amendment, the Company sold convertible debentures in the aggregate initial principal amount of $6,464,818. The convertible debentures issued in 1997 and 1998 were convertible into Company common stock at $4.80 per share, the convertible debentures issued in 1999 and 2000 were convertible into Company common stock at $2.50 per share, and all convertible debentures are subordinated to other borrowings. The issuance of the convertible debentures was exempt from registration under Section 4(2) of the Securities Act of 1933 (15 U.S.C. ss. 77d(2)). None of the convertible debentures has been converted into common stock of the Company. A table of the private placements of convertible debentures is as follows:


       Date             Initial Principal Amount    Conversion Price (per share
       ----             ------------------------    ----------------------------
                                                         of common stock)
                                                         ----------------
 April 18, 1997                  500,000                      $4.80
    May 1, 1997                  379,000                      $4.80
    May 1, 1997                  200,000                      $4.80
   May 23, 1997                  110,000                      $4.80
   May 29, 1997                  500,000                      $4.80
   June 5, 1997                  359,000                      $4.80
   June 5, 1997                  130,000                      $4.80
   June 6, 1997                  200,000                      $4.80
   June 6, 1997                  200,000                      $4.80
   July 18, 1997                 142,300                      $4.80
   May 20, 1998                   64,000                      $4.80
   May 20, 1998                   58,252                      $4.80
   May 20, 1998                   16,000                      $4.80
   June 3, 1998                   63,700                      $4.80
   June 11, 1998                 200,000                      $4.80
   June 23, 1998                  84,955                      $4.80
   June 24, 1998                  82,530                      $4.80
   June 24, 1998                  49,980                      $4.80
   July 16, 1998                  34,960                      $4.80
   July 16, 1998                  45,919                      $4.80
 September 9, 1998                34,000                      $4.80
  January 4, 1999                 70,000                      $2.50
  January 4, 1999                 88,784                      $2.50
   May 20, 1999                   99,000                      $2.50
   May 20, 1999                   65,545                      $2.50
   June 3, 1999                   10,000                      $2.50
   June 3, 1999                   61,344                      $2.50
   June 15, 1999                  93,500                      $2.50
   June 18, 1999                  60,000                      $2.50
   June 20, 1999                  17,920                      $2.50
   June 23, 1999                  95,149                      $2.50
   June 26, 1999                  71,680                      $2.50

       Date             Initial Principal Amount    Conversion Price (per share
       ----             ------------------------    ----------------------------
                                                         of common stock)
                                                         ----------------
   July 7, 1999                   40,000                      $2.50
   July 29, 1999                  93,258                      $2.50
  August 4, 1999                  35,000                      $2.50
  August 6, 1999                 226,000                      $2.50
  August 13, 1999                 56,400                      $2.50
  August 16, 1999                 51,429                      $2.50
  August 20, 1999                 39,088                      $2.50
  August 30, 1999                 11,900                      $2.50
 January 19, 2000                 20,000                      $2.50
 February 4, 2000                 25,000                      $2.50
 February 23, 2000               100,000                      $2.50
   April 4, 2000                  20,000                      $2.50
  April 20, 2000                 497,051                      $2.50
  April 20, 2000                  46,287                      $2.50
  May 11, 2000                    10,000                      $2.50
  May 15, 2000                    40,000                      $2.50
  May 20, 2000                    73,071                      $2.50
  June 3, 2000                    61,344                      $2.50
  June 8, 2000                    88,861                      $2.50
  June 8, 2000                   499,073                      $2.50
  June 23, 2000                   24,972                      $2.50
  June 23, 2000                  106,566                      $2.50
 August 7, 2000                   12,000                      $2.50
November 11, 2000                 50,000                      $2.50
November 26, 2000                 50,000                      $2.50
                              ----------
                              $6,464,818
                              ==========


A specimen convertible debenture is attached to this Form 10-SB as Exhibit 10.6.

On December 1, 1999, Triple-C-Inc. issued $419,429 of twelve (12) month 12% unsecured convertible subordinated debentures in a series of private sales to certain parties known to Triple-C-Inc. The convertible debentures are subordinated to borrowings under Triple-C-Inc.'s bank line of credit and are convertible into common stock of Triple-C-Inc. at 80% of the Initial Public Offering (IPO) price for shares of common stock of Triple-C-Inc. only upon completion of a Triple-C-Inc. IPO. The issuance of the convertible debentures was exempt from registration in the United States under Section 4(2) of the Securities Act of 1933 (15 U.S.C. ss. 77d(2)). None of the convertible debentures has been converted into common stock of Triple-C-Inc. Also, there are no current plans to conduct an IPO of shares of stock of Triple-C-Inc., and it is extremely unlikely that any IPO will take place before the retirement of the convertible debentures.

WARRANT ISSUANCES

During the past four years, and up to and including the date of this amendment, the Company issued warrants to purchase a total of 2,793,900 shares of common stock at exercise prices ranging from $1.00 to $7.50 per share. The issuance of warrants during this period was unregistered in reliance upon Rule 506 of Regulation D, Regulation S, and Section 4(2) of the Securities Act of 1933. A table of the issued warrants is as follows:

Date                 Number of Warrants   Exercise Price   Nature of Transaction
----                 ------------------   --------------   ---------------------
May 30, 1997                1,500             3.75               (B)

Date                 Number of Warrants   Exercise Price   Nature of Transaction
----                 ------------------   --------------   ---------------------
May 30, 1997               10,000             3.75               (A)
June 30, 1997             100,000             3.00               Acquisition
August 27, 1997            10,000             3.75               (A)
September 4, 1997          20,000             3.75               (A)
September 4, 1997          15,000             3.75               (A)
September 5, 1997           1,000             3.75               (A)
September 15, 1997         10,000             3.75               (A)
September 17, 1997         10,000             3.75               (A)
September 18, 1997          4,000             3.75               (A)
September 24, 1997          7,000             3.75               (A)
September 26, 1997          7,300             6.60               (A)
September 27, 1997          2,000             3.75               (A)
September 27, 1997          5,000             3.75               (A)
September 29, 1997         26,667             3.75               (A)
September 29, 1997          2,500             3.75               (A)
September 29, 1997          4,016             6.60               (A)
October 2, 1997            10,000             3.75               (A)
October 10, 1997           30,000             3.75               (A)
October 10, 1997            5,000             3.75               (A)
October 17, 1997           10,000             3.75               (A)
October 17, 1997            3,000             3.75               (A)
October 20, 1997            5,000             3.75               (A)
October 20, 1997           10,000             3.75               (A)
October 21, 1997           10,000             3.75               (A)
October 21, 1997            5,000             3.75               (A)
October 21, 1997           10,000             3.75               (A)

Date                 Number of Warrants   Exercise Price   Nature of Transaction
----                 ------------------   --------------   ---------------------
October 24, 1997           10,000             3.75               (A)
October 28, 1997            8,000             3.75               (A)
October 31, 1997            7,100             4.50               (A)
October 31, 1997            5,000             3.75               (A)
October 31, 1997           84,379             6.60               (A)
December 1, 1997          843,790             7.50               (A)
January 7, 1998             3,700             7.50               (A)
February 23, 1998           9,455             7.50               (A)
March 1, 1998              20,000             3.75               (A)
March 24, 1998             15,000             5.50               (B)
August 11, 1998             5,000             1.30               (B)
August 13, 1998            25,000             3.75               (A)
August 13, 1998             5,000             1.30               (B)
August 17, 1998            50,000             3.75               (A)
September 2, 1998           5,000             3.75               (A)
September 7, 1998           5,000             3.75               (A)
September 15, 1998         10,000             3.75               (A)
September 15, 1998         10,000             3.75               (A)
September 21, 1998         40,000             3.75               (A)
September 29, 1998            500             3.75               (A)
October 1, 1998             5,000             3.75               (A)
October 13, 1998            5,000             3.75               (A)
October 15, 1998           50,000             1.20               (B)           *
October 15, 1998          200,000             1.20               (B)           *
October 15, 1998           75,000             1.20               (B)
October 15, 1998           25,000             1.00               (B)
October 15, 1998           25,000             1.00               (B)
October 15, 1998           25,000             1.00               (B)
October 15, 1998           50,000             1.00               (B)           *
October 20, 1998            5,000             3.75               (A)
October 30, 1998            1,300             3.75               (A)
November 1, 1998          466,913             1.00               Exchange
November 9, 1998            1,500             3.75               (A)

December 27, 1998           5,000             2.50               (A)
December 27, 1998           1,000             2.50               (A)
December 27, 1998           5,000             2.50               (A)
December 31, 1998          35,000             1.00               (B)           *
January 1, 1999             3,333             1.00               (C)
January 1, 1999            13,333             1.00               (C)
January 1, 1999             5,000             1.00               (C)
January 8, 1999             5,000             1.00               (B)
January 11, 1999            6,000             1.00               (B)
February 26, 1999           5,000             1.00               (B)
March 3, 1999              18,000             1.00               (B)
March 4, 1999               2,500             1.00               (B)
March 4, 1999               2,500             1.00               (B)
March 4, 1999               2,500             1.00               (B)
March 4, 1999              10,000             1.00               (B)
March 4, 1999              10,000             1.00               (B)
April 4, 1999               1,000             1.00               (B)
April 15, 1999             10,000             1.00               (B)
April 15, 1999             10,000             1.00               (B)
April 15, 1999             10,000             1.00               (B)
April 15, 1999             20,000             1.00               (B)           *
September 10, 1999         37,557             1.20               (D)
September 10, 1999         37,557             1.20               (D)
December 30, 1999           8,000             1.00               (B)
October 24, 2000          100,000              .18               (C)
                      -----------
                        2,793,900
                      ===========

(A) - Issued In Conjunction With Issuance Of Common Stock
(B) - Financing
(C) - Services

All of these warrants are outstanding (except those marked with a "*")

In 1998, the Company modified certain warrant terms by exchanging 1,284,412 warrants previously issued for stock issuance costs for 1,751,325 warrants with commensurate adjustments to the warrant exercise price, resulting in no impact on stockholders' equity and net loss.

The warrants were issued to the following classes of persons: (i) individual investors known to the Company who purchased common stock contemporaneously with the issuance of warrants; (ii) providers of services (including underwriting services) to the Company who agreed to accept warrants in the Company in lieu of cash compensation; and (iii) persons who received stock as a result of acquisitions by the Company.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article XI of the Company's amended and restated Articles of Incorporation dated September 17, 1997 states as follows:

Article XI  Indemnification

11.1) The directors of the Corporation shall be indemnified by the Corporation for their actions as directors to the fullest extent permitted by the Minnesota Corporation act as amended from time to time.

11.2) No director shall have personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except as otherwise required by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment Number One to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 16, 2001


                                                     GO-RACHELS.COM CORP.



                                                      By: /s/
                                                          ----------------------
                                                          Lawrence J. Castriotta
                                                          Its President

                   INDEX TO EXHIBITS AND FINANCIAL STATEMENTS


The following exhibits are filed with this Form 10-SB:

Assigned Number          Description
---------------          -----------

Part F/S Independent Auditor's Report and Consolidated Financial Statements of GO-RACHELS.COM CORP. For Years Ended December 31, 1999 and 1998 and Nine Months Ended September 30, 1999 and 2000

Exhibit 3.1.1            Restated Articles of Incorporation*
Exhibit 3.1.2            Amendment to Articles of Incorporation*
Exhibit 3.1.3            Notice of Change of Registered Office/Registered Agent*
Exhibit 3.1.4            Bylaws*
Exhibit 10.1             Employment Agreement - Lawrence J. Castriotta*
Exhibit 10.2             Employment Agreement - Harm Scholtens*
Exhibit 10.3             Real Property Lease - Menomonie, Wisconsin*
Exhibit 10.4             Real Property Lease - Hamilton, Ontario*
Exhibit 10.5             Real Property Lease - Calgary, Alberta*
Exhibit 10.6             Specimen of Convertible Debenture*
Exhibit 10.7             Gardner Resources License Agreement**
Exhibit 10.8             Gardner Resources Private Label Agreement**
Exhibit 11               Statement Regarding Computation Of Earnings Per Share*
Exhibit 21               Subsidiaries of the Registrant*
Exhibit 27               Financial Data Schedule**
Exhibit 99               Other Exhibits: None


*    Previously filed with the Company's Form 10-SB dated November 30, 2000.
**   Filed herewith.

                              GO-RACHELS.COM CORP.

             CONSOLIDATED (AUDITED AND INTERIM) FINANCIAL STATEMENTS

                             FOR FISCAL YEARS ENDED
                           DECEMBER 31, 1999 AND 1998

                            AND FOR NINE MONTHS ENDED
                           SEPTEMBER 30, 1999 AND 2000

                                      INDEX



                                                                     Page
                                                                     ----

INDEPENDENT AUDITOR'S REPORT                                          F-1

CONSOLIDATED FINANCIAL STATEMENTS

    Balance Sheets                                                   F2-F3

    Statements of Operations                                          F4

    Statements of Stockholders' Equity                                F5

    Statements of Cash Flows                                          F6

    Notes to Consolidated Financial Statements                     F7 - F25

                          INDEPENDENT AUDITOR'S REPORT




Board of Directors and Stockholders
GO-RACHELS.COM CORP.
Bloomington, Minnesota

We have audited the accompanying consolidated balance sheets of GO-RACHELS.COM CORP. (formerly RLD ENTERPRISES, INC.) AND SUBSIDIARIES as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GO-RACHELS.COM CORP. AND SUBSIDIARIES as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that GO-RACHELS.COM CORP. AND SUBSIDIARIES will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred losses of $1,893,215 and $3,423,352 for 1999 and 1998, respectively, and as of December 31, 1999, had an accumulated deficit of $11,282,038. As discussed in Note 5 to the consolidated financial statements, the Company is in default on its line of credit facility, and the line of credit could be called. As discussed in Note 15 to the consolidated financial statements, the Company also has a material uncertainty regarding a shareholder dispute. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in
Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                     /s/ LURIE, BESIKOF, LAPIDUS & CO., LLP

Minneapolis, Minnesota
February 25, 2000, except for Notes 2 and 5, as to which the date is June 7, 2000

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                December 31,
                                                                        -------------------------  September 30,
                                                                            1998          1999         2000
                                                                        -----------   -----------   -----------
                                                                                                    (unaudited)
                                     ASSETS
CURRENT ASSETS
        Cash                                                            $    11,720   $    32,393   $    38,280
        Marketable securities                                               259,140       206,400       141,000
        Accounts receivable, less allowance for bad debts,
                discounts and returns of $85,000, $71,000 and $60,000     2,016,095     1,855,654     1,962,125
        Inventories                                                       3,814,681     3,785,988     4,294,913
        Prepaid expenses and other                                          133,954       100,081       164,238
                                                                        -----------   -----------   -----------
                TOTAL CURRENT ASSETS                                      6,235,590     5,980,516     6,600,556

PROPERTY AND EQUIPMENT                                                      887,145       671,808       561,818

GOODWILL                                                                  3,199,061     3,019,627     2,885,052

OTHER ASSETS                                                                128,871       360,168        76,865
                                                                        -----------   -----------   -----------

                                                                        $10,450,667   $10,032,119   $10,124,291
                                                                        ===========   ===========   ===========


                 See notes to consolidated financial statements.

(continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                                                                                       December 31,
                                                                               ----------------------------    September 30,
                                                                                   1998            1999            2000
                                                                               ------------    ------------    ------------
                                                                                                               (unaudited)
                                         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
        Bank lines of credit                                                   $  1,474,878    $  1,442,512    $  1,988,099
        Convertible subordinated debt                                               734,296       1,513,746       1,985,913
        Notes payable to stockholders                                               568,700         668,972         639,654
        Current maturities of long-term debt                                         52,832          39,576          38,877
        Accounts payable                                                          4,178,657       3,338,112       4,109,956
        Accrued expenses                                                            721,341       1,066,430       1,114,359
                                                                               ------------    ------------    ------------
                TOTAL CURRENT LIABILITIES                                         7,730,704       8,069,348       9,876,858
                                                                               ------------    ------------    ------------

LONG-TERM DEBT, less current maturities                                             124,721          56,521          25,855
                                                                               ------------    ------------    ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
        Preferred stock, $.01 par value; 20,000,000 shares authorized;
                no shares issued and outstanding                                          -               -               -
        Common stock, $.01 par value; 50,000,000 shares authorized;
                issued and outstanding - 7,205,689, 8,622,824 and 8,632,824,
                respectively                                                         72,057          86,228          86,328
        Additional paid-in capital                                               11,846,886      13,002,078      13,003,478
        Accumulated other comprehensive income                                       65,122          99,982          37,118
        Accumulated deficit                                                      (9,388,823)    (11,282,038)    (12,905,346)
                                                                               ------------    ------------    ------------
                                                                                  2,595,242       1,906,250         221,578
                                                                               ------------    ------------    ------------

                                                                               $ 10,450,667    $ 10,032,119    $ 10,124,291
                                                                               ============    ============    ============


                 See notes to consolidated financial statements.

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS



                                            Years Ended December 31,     Nine Months Ended September 30,
                                          ----------------------------    ----------------------------
                                              1998            1999            1999            2000
                                          ------------    ------------    ------------    ------------
                                                                           (unaudited)     (unaudited)
SALES                                     $ 20,227,704    $ 20,282,793    $ 14,977,246    $ 13,744,581

COST OF GOODS SOLD                          15,393,539      15,140,726      11,172,325      10,167,039
                                          ------------    ------------    ------------    ------------

GROSS MARGIN                                 4,834,165       5,142,067       3,804,921       3,577,542

OPERATING EXPENSES                           7,530,590       6,622,689       4,951,804       4,954,436
                                          ------------    ------------    ------------    ------------

OPERATING LOSS                              (2,696,425)     (1,480,622)     (1,146,883)     (1,376,894)
                                          ------------    ------------    ------------    ------------

NONOPERATING EXPENSES (INCOME)
        Interest                               461,606         679,626         515,469         545,049
        Loss (gain) on foreign exchange        248,456        (341,392)       (159,120)       (181,577)
        Other                                  127,165          55,559         (71,400)        (97,558)
                                          ------------    ------------    ------------    ------------
                                               837,227         393,793         284,949         265,914
                                          ------------    ------------    ------------    ------------

LOSS BEFORE INCOME TAXES                    (3,533,652)     (1,874,415)     (1,431,832)     (1,642,808)

INCOME TAX PROVISION (BENEFIT)                (110,300)         18,800          33,800         (19,500)
                                          ------------    ------------    ------------    ------------

NET LOSS                                  $ (3,423,352)   $ (1,893,215)   $ (1,465,632)   $ (1,623,308)
                                          ============    ============    ============    ============


NET LOSS PER SHARE - BASIC AND DILUTED    $      (0.54)   $      (0.23)   $      (0.19)   $      (0.19)
                                          ============    ============    ============    ============

WEIGHTED AVERAGE SHARES OUTSTANDING -
        BASIC AND DILUTED                    6,382,208       8,079,345       7,898,185       8,626,713




                 See notes to consolidated financial statements.

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                          Accumulated
                                                     Common Stock                           Other
                                                 ---------------------  Additional Paid- Comprehensive Accumulated
                                                  Shares       Amount      In Capital      Income        Deficit         Total
                                                 ---------    --------    ------------    ---------    ------------    -----------
BALANCE AT DECEMBER 31, 1997                     6,114,256    $ 61,143    $ 10,825,743    $ 204,252    $ (5,965,471)   $ 5,125,667
                                                                                                                       -----------
Comprehensive loss:
    Net loss                                             -           -               -            -      (3,423,352)    (3,423,352)
    Unrealized losses on securities                      -           -               -      (83,134)              -        (83,134)
    Foreign currency translation                         -           -               -      (55,996)              -        (55,996)
                                                                                                                       -----------
      Total comprehensive loss                           -           -               -            -               -     (3,562,482)
                                                                                                                       -----------
Common stock issued for:
    Cash:
      Options exercised                             64,000         640          78,080            -               -         78,720
      Other                                        584,629       5,846         654,261            -               -        660,107
    Services                                       183,302       1,833         181,469            -               -        183,302
    Financing                                      154,302       1,543         152,759            -               -        154,302
    Merger                                         109,200       1,092          (1,092)           -               -              -
Repurchase of common stock                          (4,000)        (40)        (19,960)           -               -        (20,000)
Issuance of options and warrants                         -           -          86,826            -               -         86,826
Stock issuance costs                                     -           -        (111,200)           -               -       (111,200)
                                                 ---------    --------    ------------    ---------    ------------    -----------

BALANCE AT DECEMBER 31, 1998                     7,205,689      72,057      11,846,886       65,122      (9,388,823)     2,595,242
                                                                                                                       -----------
Comprehensive loss:
    Net loss                                             -           -               -            -      (1,893,215)    (1,893,215)
    Unrealized gains on securities                       -           -               -        8,704               -          8,704
    Foreign currency translation                         -           -               -       26,156               -         26,156
                                                                                                                       -----------
      Total comprehensive loss                           -           -               -            -               -     (1,858,355)
                                                                                                                       -----------
Common stock issued for:
    Cash - other                                   361,979       3,620         362,359            -               -        365,979
    Services                                       616,000       6,160         485,340            -               -        491,500
    Financing                                      439,156       4,391         275,848            -               -        280,239
Issuance of warrants                                     -           -          78,180            -               -         78,180
Stock issuance costs                                     -           -         (46,535)           -               -        (46,535)
                                                 ---------    --------    ------------    ---------    ------------    -----------

BALANCE AT DECEMBER 31, 1999                     8,622,824      86,228      13,002,078       99,982     (11,282,038)     1,906,250
                                                                                                                       -----------
Comprehensive loss:
    Net loss (unaudited)                                 -           -               -            -      (1,623,308)    (1,623,308)
    Unrealized gains on securities (unaudited)           -           -               -      (55,424)              -        (55,424)
    Foreign currency translation (unaudited)             -           -               -       (7,440)              -         (7,440)
                                                                                                                       -----------
      Total comprehensive loss (unaudited)               -           -               -            -               -     (1,686,172)
                                                                                                                       -----------
Common stock issued for services (unaudited)        10,000         100           1,400            -               -          1,500
                                                 ---------    --------    ------------    ---------    ------------    -----------

BALANCE AT September 30, 2000 (unaudited)        8,632,824    $ 86,328    $ 13,003,478    $  37,118    $(12,905,346)   $   221,578
                                                 =========    ========    ============    =========    ============    ===========


                 See notes to consolidated financial statements.

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            Years Ended December 31,   Nine Months Ended September 30,
                                                           --------------------------    --------------------------
                                                              1998           1999            1999          2000
                                                           -----------    -----------    -----------    -----------
                                                                                         (unaudited)    (unaudited)
OPERATING ACTIVITIES
  Net loss                                                 $(3,423,352)   $(1,893,215)   $(1,465,632)   $(1,623,308)
  Adjustments to reconcile net loss to net
   cash used by operating activities:
    Depreciation                                               227,473        213,253        155,367        144,179
    Amortization                                               297,007        179,434        134,575        134,575
    Deferred taxes                                                   -        (70,000)             -              -
    Loss on disposal of property and equipment                       -         50,783              -              -
    Common stock issued for services                           183,302        491,500        491,500          1,500
    Options and warrants issued for financing expense           44,006         78,180         78,180              -
    Changes in operating assets and liabilities:
      Accounts receivable                                      243,860        160,441       (561,272)      (106,471)
      Inventories                                             (722,041)        28,693        (14,528)      (508,925)
      Prepaid expenses and other                                45,414         94,854        114,881        211,706
      Accounts payable                                       1,352,618       (787,612)      (331,401)       771,844
      Accrued expenses                                      (1,061,955)       345,089        279,933         47,929
                                                           -----------    -----------    -----------    -----------
        Net cash used by operating activities               (2,813,668)    (1,108,600)    (1,118,397)      (926,971)
                                                           -----------    -----------    -----------    -----------

INVESTING ACTIVITIES
  Proceeds from sale of marketable securities                4,335,730         61,444         61,444          9,976
  Purchases of property and equipment                         (115,550)      (101,199)       (60,702)       (34,189)
  Proceeds from sale of property and equipment                       -         52,500         52,500              -
                                                           -----------    -----------    -----------    -----------
        Net cash provided (used) by investing activities     4,220,180         12,745         53,242        (24,213)
                                                           -----------    -----------    -----------    -----------

FINANCING ACTIVITIES
  Net proceeds (payments) on bank lines of credit              151,483        (32,366)        86,089        545,587
  Proceeds from debt                                         1,291,939      2,045,668      1,614,460      1,831,071
  Payments on debt                                          (3,612,196)    (1,216,218)      (928,791)    (1,419,587)
  Proceeds from sale of common stock                           738,827        365,979        365,979              -
  Stock issuance costs                                         (68,380)       (46,535)       (46,535)             -
  Repurchase of common stock                                   (20,000)             -              -              -
                                                           -----------    -----------    -----------    -----------
        Net cash provided (used) by financing activities    (1,518,327)     1,116,528      1,091,202        957,071
                                                           -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                               (111,815)        20,673         26,047          5,887

CASH
  Beginning of period                                          123,535         11,720         11,720         32,393
                                                           -----------    -----------    -----------    -----------

  End of period                                            $    11,720    $    32,393    $    37,767    $    38,280
                                                           ===========    ===========    ===========    ===========


                 See notes to consolidated financial statements.

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)

1.     Nature of Business and Significant Accounting Policies -

       Nature of Business

       The Company manufactures, markets and distributes "Rachel's Made From the Heart" gourmet potato chips. The potato chips are sold by independent distributors and Company sales personnel to grocery and convenience stores, restaurants, and other retail and institutional accounts. The Company also manufactures potato chips for others under private labels. In addition, the Company distributes confectionery and specialty snacks in Canada. The Company operates in one segment - the manufacture and distribution of snack foods.

       On January 29, 1999, the Company changed its name to GO-RACHELS.COM CORP. from RLD Enterprises, Inc.

       Unaudited Interim Financial Statements

       The consolidated financial statements as of September 30, 2000 and for the nine month periods ended September 30, 1999 and 2000, are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the above periods were made and are of a normal, recurring nature. Accounting requirements at interim dates inherently involve greater reliance on estimates than at year end. The results of the interim periods are not necessarily indicative of the results for the full year.

       Principles of Consolidation

       The consolidated financial statements include the accounts of GO-RACHELS.COM CORP., its U.S. subsidiary, Rachel's Gourmet Snacks, Inc., and its Canadian subsidiary, Triple-C-Inc. (collectively "the Company"). All significant intercompany balances and transactions are eliminated.

       Management Estimates

       The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant management estimates relate to amortization periods for goodwill and the valuation allowance on deferred tax assets.


       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)

       1. Nature of Business and Significant Accounting Policies - (continued)

       Revenue Recognition

       The Company recognizes revenue at the time product is shipped to a customer. Estimated allowances are recorded at the time of sale as a reduction against accounts receivable with a net charge to the statement of operations.

       Foreign Currency Translation and Transactions

       Assets and liabilities of Triple-C-Inc. are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average yearly exchange rate. Translation adjustments arising from the use of differing exchange rates are reported as other comprehensive income (loss) in stockholders' equity.

       Triple-C-Inc. had approximate foreign transaction losses of $248,000 in 1998 and gains of approximately $341,000, $159,000 (unaudited), and $182,000 (unaudited) in 1999 and the nine months ended September 30, 1999 and 2000, respectively. The gains and losses are reported as nonoperating expenses (income) in the statements of operations.

       Fair Value of Financial Instruments

       The carrying amounts of financial instruments consisting of cash, marketable securities, receivables, notes payable-banks, convertible subordinated debt, long-term debt, accounts payable and off balance sheet foreign exchange contracts approximate their fair values. It is not practicable to determine the fair value of the notes payable to stockholders due to the related party nature of the transactions.

       Marketable Securities

       Marketable securities are classified as available-for-sale securities and are recorded at fair value. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive income in stockholders' equity. The cost of available-for-sale securities is $98,213, $36,769 and $26,793 (unaudited) at December 31, 1998 and 1999, and September 30, 2000, respectively. The Company had realized gains of $48,015, $63,336, $5,961 (unaudited) and $97,558 (unaudited) on these securities in 1998 and 1999 and the nine months ended September 30, 1999 and 2000, respectively, based on cost determined on an average basis.

       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)

1.     Nature of Business and Significant Accounting Policies - (continued)

       Inventories

       Inventories, consisting primarily of food products available for resale, are valued at the lower of cost or market, with cost determined on a moving average basis and market determined at net realizable value.

       Property and Equipment

       Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using both the straight-line and declining balance methods over the estimated useful lives of the assets, primarily three to ten years. Leasehold improvements are amortized over the lease term.

       Goodwill

       Goodwill represents the excess of the purchase price and related costs over the fair value of the net assets of businesses acquired and is amortized on a straight-line basis over 20 years. The Company evaluates goodwill periodically for impairment by comparing the net carrying values to the undiscounted future cash flows of the assets acquired. This evaluation is done whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable, but in no event less than annually. Accumulated amortization was $389,611, $569,045 and $703,621 (unaudited) at December 31, 1998 and 1999, and September 30, 2000, respectively.

       Common Stock Issued

       The Company issued common stock for consulting, manufacturing, and acquisition services and financing. The value of these services and financing was based on the fair value of the common stock as determined by sales during the same time periods. The costs of the services were charged to operations and stockholders' equity was increased. Stock issued for financing was to settle liabilities and to obtain additional debt financing.

       Stock Based Compensation

       The Company accounts for employee stock options under Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees," and provides the disclosures required by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Options and warrants to nonemployees are accounted as required by SFAS No. 123.

       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)

1.     Nature of Business and Significant Accounting Policies - (continued)

       Advertising Costs

       Advertising costs are expensed as incurred and totaled $1,297,000, $805,000, $777,000 (unaudited) and $228,000 (unaudited) in calendar 1998 and 1999 and the nine months ended September 30, 1999 and 2000, respectively.

       Credit Risk

       Significant concentrations of credit risk exist in marketable securities which are invested in one entity and accounts receivable which are due from customers dispersed across different geographic and economic regions in the Upper Midwest and Canada.

       Net Loss Per Share

       Net loss per share - basic is determined by dividing the net loss by the weighted average common shares outstanding. Net loss per share - diluted normally includes common stock equivalents (options, warrants and convertible debentures), but were excluded since their effect was antidilutive.

       Reclassifications

       Certain reclassifications were made to the 1998 financial statements to make them comparable with 1999. The reclassification did not affect previously reported stockholders' equity, net loss, or net cash flows.

       Recent Accounting Pronouncement

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was effective for years beginning after June 15, 2000, as amended. The statement establishes accounting and reporting standards for derivative instruments and hedging activities. Management believes this pronouncement will not significantly effect its financial statements.

2.     Going Concern -

       The consolidated financial statements were prepared in contemplation of the Company as a going concern. The Company incurred net losses of $3,423,352 and $1,893,215 in 1998 and 1999, respectively, and as of
       December 31, 1999, has an accumulated deficit of $11,282,038.

       On June 7, 2000, the Company was notified it is in default on its line of credit facility, and the line of credit could be called (Note 5). The Company also has a material uncertainty regarding a shareholder dispute (Note 15).

       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)

2.     Going Concern (continued)

       These conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern.

       The Company's continuation as a going concern is dependent upon its ability to generate sufficient operating cash flows and obtain additional financing or refinancing to meet its obligations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities should the Company be unable to continue as a going concern.

       The Company is aggressively pursuing plans to increase sales and profits and decrease operating expenses. In addition, the Company is attempting to raise additional debt and equity financing to rectify the default on the line of credit facility.

3.     Merger -

       In February 1998, the Company acquired PB Midwest, Inc. (PB Midwest) by issuing 109,200 shares of common stock in exchange for all of PB Midwest's outstanding common stock. Prior to the acquisition, most of the stockholders in PB Midwest were also stockholders in the Company. At the date of acquisition, PB Midwest's only assets were warrants to purchase 136,500 shares of GO-RACHELS.COM CORP. at $1.00 a share. The warrants were deemed to have no value and were cancelled.

4.     Property and Equipment -

       Property and equipment consist of the following:

                                                                                                              Estimated
                                                         December 31,                                           Useful
                                              -----------------------------------       September 30,           Lives -
                                                   1998               1999                  2000                 Years
                                              ---------------    ----------------    --------------------    -------------
                                                                                         (unaudited)
     Machinery and equipment                       $ 684,783           $ 635,161               $ 634,418          3 to 10
     Furniture and fixtures                          327,223             392,562                 403,033          3 to 11
     Vehicles                                        146,555              56,894                  56,787                3
     Leasehold improvements                          133,750             165,924                 158,224               15
                                              --------------     ---------------     -------------------
                                                   1,292,311           1,250,541               1,252,462
     Less accumulated depreciation                   405,166             578,733                 690,644
                                              --------------     ---------------     -------------------
                                                   $ 887,145           $ 671,808               $ 561,818
                                              ==============     ===============     ===================


                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)


5.     Bank Lines of Credit -

       At December 31, 1999,  Triple-C-Inc.  has a $5,200,000  ($7,500,000  CAN)
       revolving line of credit facility, expiring October 2003, subject to a four year extension. Borrowings are due on demand, bear interest at the prime rate (8.0% at December 31, 1999 and September 30, 2000 (unaudited)) plus 1.5% to 2% (as defined), and are collateralized by substantially all Triple-C-Inc. assets. Advances are subject to defined limitations on the collateralized assets. The line has requirements relating to tangible net worth, additional debt, and dividends, among others. A previous line of credit facility with another financial institution at prime (6.75% at December 31, 1998) plus 1.5% was terminated in 1999.

       On June 7, 2000, Triple-C-Inc. was notified that it is in violation of its tangible net worth and collateral requirements and in default on its revolving line of credit facility. Consequently, the bank could call the line of credit.

6.     Convertible Subordinated Debt -

       GO-RACHELS.COM CORP issued $734,296 and $1,285,997 of one year 12% unsecured convertible subordinated debentures in calendar years 1998 and 1999, respectively. In 2000, the Company issued $1,724,225 of short-term 12% unsecured convertible debentures (unaudited). The debentures issued in 1998, 1999 and 2000 were convertible into Company common stock at $4.80, $2.50 and $2.50 per share, respectively, and were subordinated to other borrowings. Debentures for $925,976 (including $191,680 of the 1999 debentures) were repaid in 1999 and all of the debentures outstanding at December 31, 1997, were repaid in 1998. All of the debentures outstanding at December 31, 1999 and $145,000 of the debentures issued in 2000 were repaid in 2000 (unaudited).

       In 1999, Triple-C-Inc. issued $419,429 of one year 12% unsecured convertible subordinated debentures. The debentures are subordinated to borrowings under the bank line of credit and are convertible into common stock of Triple-C-Inc. at 80% of the initial public offering (IPO) price only upon completion of a Triple-C-Inc. IPO. Since the convertible subordinated debentures have a beneficial conversion feature only if a Triple-C-Inc. IPO is completed, no beneficial conversion interest has been recorded at this time.

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)


7.     Notes Payable to Stockholders -

       The notes payable to stockholders consist of the following:

                                                                        December 31,
                                                          -----------------------------------------        September 30,
                                                                1998                    1999                   2000
                                                          -----------------       -----------------     --------------------
                                                                                                            (unaudited)
     15.0%, collateralized by all Company assets                 $ 230,000               $ 157,164                $ 156,969
     8.1%, 8.1% and 10.75%, respectively,
         collateralized by marketable securities                   143,700                 101,340                   67,547
     6.0% to 17.8%, unsecured                                       95,000                 310,468                  315,138
     5.0% over prime(8.0% for all periods),
         unsecured                                                 100,000                 100,000                  100,000
                                                          ----------------        ----------------      -------------------
                                                                 $ 568,700               $ 668,972                $ 639,654
                                                          ================        ================      ===================

As of September 30, 2000, notes in the amount of $190,967 are due on demand, $9,444 are due in December 2000, $120,000 are due in November 2000, $156,969 were due on September 30, 2000, and $162,274 are past due (unaudited).

8.     Long-Term Debt -

       Long-term debt consists of the following:

                                                                        December 31,
                                                          -----------------------------------------        September 30,
                                                                1998                    1999                   2000
                                                          -----------------       -----------------     --------------------
                                                                                                            (unaudited)
     Capital lease obligations, interest imputed
         at 13.0% (Note 11)                                      $ 135,253               $  63,279                $  40,002
     Notes  payable in monthly installments of
         $1,026, including interest at 5.9% to
         9.9%, due December 2002, collateralized
         by vehicles.                                               42,300                  32,818                   24,730
                                                          ----------------        ----------------      -------------------
                                                                   177,553                  96,097                   64,732
     Less current maturities                                        52,832                  39,576                   38,877
                                                          ----------------        ----------------      -------------------
                                                                 $ 124,721               $  56,521                $  25,855
                                                          ================        ================      ===================

(continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)

8.     Long-Term Debt (continued)

       Future maturities of long-term debt at December 31, 1999, are as follows:

                                      Year                  Amount
                                      ----             ------------
                                      2000              $    39,576
                                      2001                   43,887
                                      2002                   12,634
                                                       ------------
                                                       $     96,097
                                                       ============

9.     Stock Options and Warrants -

       Stock Options

       The Company has a nonqualified stock option plan which authorizes the granting of stock options to employees, directors, and others to purchase up to 2,500,000 shares of common stock. Vesting and award terms are at the discretion of the Board of Directors, but cannot exceed ten years.

       Stock option activity for calendar years 1998 and 1999 was as follows:

                                                             1998                                  1999
                                              -----------------------------------    ---------------------------------
                                                  Options           Weighted-           Options          Weighted-
                                                                     Average                              Average
                                                                  Exercise Price                       Exercise Price
                                              ----------------    ---------------    --------------    ---------------
       OUTSTANDING, beginning of year               2,297,496     $         1.83         2,292,496     $         1.87
              Granted                                  90,000               2.17           450,000                .86
              Exercised                         (      64,000)      (       1.23)                -                  -
              Expired                           (      31,000)      (       1.00)      (   444,998)         (    1.00)
                                              ----------------                       --------------

       OUTSTANDING, end of year                     2,292,496               1.87         2,297,498               1.84
                                              ================                       ==============

     The weighted average grant-date fair value for options granted is as follows:

                                                                   1998                             1999
                                                      -------------------------------    ----------------------------
                                                                            Fair           Options        Fair Value
                                                        Options             Value
                                                      -------------     -------------    ------------     -----------
          Option price equals stock price                   10,000      $       1.33         230,000           $ .17
          Option price greater than stock price             80,000               .00         220,000             .00
                                                      -------------                      ------------
                                                            90,000               .15         450,000             .09
                                                      =============                      ============

(continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)



9.     Stock Options and Warrants - (continued)

       Stock Options (continued)

       Stock options outstanding and exercisable at December 31, 1999, are as follows:

                                                                                    Weighted -
                                                                                     Average
                                                                                    Remaining
                                                                  Options          Contractual         Exercisable
                                     Exercise Price             Outstanding        Life-Years           Options
                               ---------------------------    ----------------    --------------     ---------------
                                                    $ .36             100,000               9.8                   -
                                                     1.00           1,564,998               5.5           1,244,998
                                                     1.75              80,000               8.9              80,000
                                                     2.83             150,000               7.7              60,000
                                                     3.00              60,000               6.7              27,000
                                                     5.50             342,500               3.2             215,000
                                                              ----------------                       ---------------
                                            $.36 to $5.50           2,297,498               5.6           1,626,998
                                                              ================                       ===============

       The weighted-average exercise price for the exercisable options was $1.73.

       Options to purchase 10,000 shares of common stock at $.15 per share were granted in the nine months ended September 30, 2000 (unaudited).

       If the Company recognized compensation expense for options based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, net loss and per share disclosures would change to the pro forma amounts below:

                                                           December 31,                              September 30,
                                               --------------------------------------    --------------------------------------
                                                     1998                 1999                 1999                 2000
                                               -----------------    -----------------    -----------------    -----------------
                                                                                           (unaudited)          (unaudited)
       Net loss:
          As reported                             $ (3,423,352)        $ (1,893,215)        $ (1,465,632)        $ (1,623,308)
          Pro forma                                 (3,537,476)          (2,011,216)          (1,552,400)          (1,698,250)

       Net loss per share - basic and diluted:
          As reported                                 $   (.54)            $   (.23)            $   (.19)            $   (.19)
          Pro forma                                       (.55)                (.25)                (.20)                (.20)



       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)


9.     Stock Options and Warrants - (continued)

       Stock Warrants

       The Company issued various compensatory warrants related to short-term debt financing, services and issuance of common stock.

       Warrant activity for 1998 and 1999 was as follows:

                                                             1998                                 1999
                                               ----------------------------------    --------------------------------
                                                  Warrants           Weighted-         Warrants          Weighted-
                                                                      Average                             Average
                                                                     Exercise                            Exercise
                                                                       Price                               Price
                                               ----------------    --------------    --------------    --------------
       OUTSTANDING, beginning of year                1,816,379            $ 4.91         2,864,247            $ 1.61
              Issued                                   717,455              2.03           217,280              1.07
              Expired/cancelled                    (   136,500)         (   1.00)        ( 355,000)            (1.18)
              Modification:
                 Exchanged in                      ( 1,284,412)         (   6.25)                -                 -
                 Exchanged out                       1,751,325              1.37                 -                 -
                                               ----------------                      --------------

       OUTSTANDING, end of year                      2,864,247              1.61         2,726,527              1.62
                                               ================                      ==============


       In 1998, the Company modified certain warrant terms by exchanging 1,284,412 warrants previously issued for stock issuance costs into 1,751,325 warrants resulting in no impact on stockholders' equity and net loss.

       The weighted average grant-date fair value for warrants issued is as follows:

                                                                 1998                              1999
                                                     ------------------------------    ------------------------------
                                                      Warrants        Fair Value        Warrants        Fair Value
                                                     ------------    --------------    ------------    --------------
       Warrant price less than stock price                55,000     $        1.13         101,500            $  .71
       Warrant price equals stock price                        -                 -          32,666               .19
       Warrant price greater than stock price            662,455               .04          83,114               .00
                                                     ------------                      ------------

                                                         717,455               .12         217,280               .36
                                                     ============                      ============


       All warrants outstanding at December 31, 1999, were exercisable.

(continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)


9.     Stock Options and Warrants - (continued)

       Assumptions

       The fair value of options and warrants is estimated at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                     1998             1999
                                                 ------------     ------------
               Risk-free interest rate:
                      Options                        4.40%            5.72%
                      Warrants                       4.46%            5.15%
               Expected life - years                 5                5
               Expected volatility*                  0%               0%
               Expected dividend rate                0%               0%



       * Since less than 5% of the Company's stock was traded throughout most of
         1998  and  1999,  the  Company  is  essentially  a  nonpublic   entity.
         Therefore, volatility was set at 0% as permitted by SFAS 123.

10.    Income Taxes -

       Income tax expense (benefit) for calendar years 1998 and 1999 and the nine months ended September 30, 1999 and 2000, consists of the following:

                                                       December 31,                            September 30,
                                          ---------------------------------------    ----------------------------------
                                                 1998                 1999               1999               2000
                                          -------------------    ----------------    --------------    ----------------
                                                                                       (unaudited)         (unaudited)
       Foreign:
              Current                          ($   110,300)            $ 88,800          $ 33,800       ($    19,500)

              Deferred                                    -          (    70,000)                 -                 -
                                          -------------------    ----------------    --------------    ----------------

                                               ($   110,300)            $ 18,800          $ 33,800       ($    19,500)
                                          ===================    ================    ==============    ================

       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)

10.    Income Taxes - (continued)

       Income tax computed at the U.S. federal statutory rate reconciled to the effective tax rate for calendar years 1998 and 1999 is as follows:

                                                   1998               1999
                                               ---------------    --------------
       Benefit at statutory tax rate               (34.0%)            (34.0%)
       Net operating loss not recognized            27.6               39.4
       Change in valuation allowance                 9.2                 .1
       Foreign taxes                                (3.1)               1.0
       Other                                        (2.8)              (5.5)
                                               ---------------    --------------
       Effective tax rate                           (3.1%)              1.0%
                                               ===============    ==============

       Significant components of net deferred tax assets at December 31, 1998 and 1999 and September 30, 2000, are as follows:

                                                  December 31,                                       September 30,
                          ---------------------------------------------------------------     --------------------------------
                                     1998                              1999                               2000
                          -----------------------------     -----------------------------     --------------------------------
                          Current          Long-Term        Current          Long-Term        Current           Long-Term
                          -------------    ------------     -------------    ------------     --------------    --------------
                                                                                              (unaudited)       (unaudited)
Deferred tax assets:

Loss carryforwards         $3,500,000      $        -        $4,240,000      $        -         $4,640,000      $        -
Other                               -               -                 -          70,000                  -          70,000
                          -------------    ------------     -------------    ------------     --------------    --------------
                            3,500,000               -         4,240,000          70,000         $4,640,000          70,000
Valuation allowance        (3,500,000)              -        (4,240,000)              -         (4,640,000)              -
                          -------------    ------------     -------------    ------------     --------------    --------------
Net deferred tax assets    $        -      $        -        $        -      $   70,000         $        -      $   70,000
                          =============    ============     =============    ============     ==============    ==============

       Long-term deferred tax assets are included with other noncurrent assets on the balance sheet.

       The valuation allowance was provided as it is probable the deferred tax asset will not be realized. The valuation allowance increased by approximately $1,300,000, $740,000 and $400,000 (unaudited) in calendar 1998 and 1999, and the nine months ended September 30, 2000, respectively, primarily because of the Company's inability to utilize net operating losses.

       State tax effects are insignificant and not separately disclosed.

       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)


10.    Income Taxes - (continued)

       At December 31, 1999, the Company had the following approximate net operating loss carryforwards for federal income tax purposes:

                   Year of                   Net Operating
                 Expiration                      Loss
                 ----------               -------------------
                    2008                     $     23,000
                    2009                          118,000
                    2010                        1,234,000
                    2011                        1,396,000
                    2012                        2,791,000
                    2018                        2,869,000
                    2019                        2,174,000
                                                ---------
                                             $ 10,605,000
                                             ============

11.    Commitments -

       Capital Leases

       The Company leases equipment under capital leases expiring through 2002. Minimum future capital lease obligations at December 31, 1999, are as follows:

                Year                                      Amount
                ----                                  -------------
                2000                                $     34,208
                2001                                      34,208
                2002                                       1,588
                                                      -------------
                Total payments                            70,004
                Less amount representing interest          6,725
                                                      -------------
                Present value of future payments    $     63,279
                                                     ==============

       At December 31, 1998 and 1999, and September 30, 2000, the net book value of equipment under capital leases was $139,553, $59,344 and $36,002
       (unaudited), respectively. Capital lease amortization of $42,735, $27,841, $20,785 (unaudited) and $23,342 (unaudited) in 1998 and 1999 and the nine months ended September 30, 1999 and 2000, respectively, is included in depreciation expense.

       (continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)


11.    Commitments - (continued)

       Operating Leases

       Facilities and equipment are utilized under operating leases expiring through 2009. The facilities leases require monthly base rents plus increases for operating expenses and/or property taxes as defined in the leases. Some leases contain renewal options. Total rent expense was $441,174, $396,064, $252,262 (unaudited) and $275,454 (unaudited) in 1998 and 1999 and the nine months ended September 30, 1999 and 2000, respectively.

       Approximate future minimum lease payments at December 31, 1999, are as follows:

                             Year               Amount
                             ----               ------
                             2000     $        350,200
                             2001              345,800
                             2002              109,700
                             2003               60,800
                             2004               57,600
                       Thereafter              294,400
                                         -------------
                                      $      1,218,500
                                         =============

       Employment Agreements

       The Company has employment agreements with two of its officers expiring through 2001. These agreements include defined renewal options and incentives. Approximate future minimum payments at December 31, 1999, are $193,600 and $72,000 for 2000 and 2001, respectively.

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)


12.    Supplemental Disclosures of Cash Flow Information -

       Supplemental disclosures of cash flow information for 1998 and 1999 and the nine months ended September 30, 1999 and 2000, is as follows:

                                                                  December 31,                September 30,
                                                          --------------------------    -------------------------
                                                             1998            1999           1999          2000
                                                          ----------     -----------    -----------    ----------
                                                                                     (unaudited)   (unaudited)
Cash paid for:
    Interest                                               $ 675,308      $  300,865     $ 265,633      $ 370,014
    Income taxes                                              49,262               -             -              -

Noncash operating, financing and investing activities:
    Receipt of available-for-sale
    securities for 3% subordinated
    debentures                                             $       -      $  965,037          $  -           $  -
    Retirement of 3% subordinated
    convertible debentures with
    available-for-sale securities                                  -         965,037             -              -
    Retirement of prior line of credit                             -       1,412,250             -              -
    Unrealized gains (losses) on
    securities                                               (83,134)          8,704       (34,834)       (55,424)
    Foreign currency translation                             (55,996)         26,156        18,921         (7,440)
    Equipment acquired on capital lease                      103,684               -             -              -
    Stock issued to settle liabilities                         7,873          84,117        84,117              -
    Stock issued for prepaid financing
    costs                                                    146,429         196,122       196,122              -
    Options and warrants issued for
    stock costs                                               42,820               -             -              -


                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)



13.    Segment Information and Foreign Operations -

       The Company has two reportable segments: confectionery snacks and snack foods. The two reportable segments are strategic business units that offer different products. The confectionery snacks segment distributes confectionery products. The snack foods segment manufactures and distributes potato chips. In the year ended December 31, 1998, the Company also operated a route operations segment that distributed confectionery snacks and snack foods. The route operations were discontinued at December 31, 1998. The accounting policies for the segments are the same as those described in footnote 1 - Nature of Business and Significant Accounting Policies. Intersegment sales are reported as if the sales were to third parties, that is, at current market prices. The Company evaluates performance based on profit or loss from operations after income taxes. The operations of the confectionery snack segment are in Canada and the remainder of the operations are in the United States. The Company protects itself from adverse changes in exchange rates on purchases and related accounts payable of Triple-C-Inc., denominated in foreign currencies, by , at times, hedging with foreign exchange contracts. Such items are translated at the foreign exchange contract rate. The terms of the contracts are generally less than one year. Gains or losses on the contracts are recorded when the related transaction occurs. At December 31, 1999, the Company had no foreign exchange contracts outstanding.

                                                           Year Ended December 31, 1998
                       --------------------------------------------------------------------------------------------------------
                         Confectionery      Snack         Route         Segment      Eliminations    Corporate      As Reported
                            Snacks          Foods       Operations       Totals                      Headquarters
                       --------------------------------------------------------------------------------------------------------
Revenues from            $ 17,373,356    $ 2,006,568    $ 1,035,943    $ 20,415,867    ($188,163)    $        -    $ 20,227,704
  external customers
Intersegment revenues               -        188,163              -         188,163     (188,163)             -               0
Interest expense              183,262         25,601          7,691         216,554            -        245,052         461,606
Depreciation                   81,566         48,233         36,600         166,399            -         61,074         227,473
Goodwill amortization         132,820         48,184        116,003         297,007            -              -         297,007
Income taxes (benefit)       (110,300)             -              -        (110,300)           -              -        (110,300)
Segment net income           (665,419)       (64,178)      (384,537)     (1,114,134)           -     (2,309,218)     (3,423,352)
  (loss), including
  goodwill
  amortization
Expenditures for              171,320         38,161              -         209,481            -          9,753         219,234
  segment assets
Segment assets:
  Tangible                  6,179,636        511,678              -       6,691,314            -        560,292       7,251,606
  Goodwill                  2,428,111        770,950              -       3,199,061            -              -       3,199,061
                       --------------------------------------------------------------------------------------------------------
                            8,607,747      1,282,628              -       9,890,375            -        560,292      10,450,667

(continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)


13.    Segment Information and Foreign Operations (continued) -

                                                     Year Ended December 31, 1999
                         ----------------------------------------------------------------------------------------
                         Confectionery     Snack        Segment    Eliminations  Corporate     As Reported
                            Snacks         Foods        Totals                  Headquarters
                         ----------------------------------------------------------------------------------------
Revenues from           $18,748,885   $ 1,533,908    $ 20,282,793  $       -    $        -    $ 20,282,793
   external customers
Intersegment revenues             -             -               -          -             -               -
Interest expense            195,033        24,750         219,783          -       459,843         679,626
Depreciation                 96,578        51,051         147,629          -        65,624         213,253
Goodwill amortization       131,250        48,184         179,434          -             -         179,434
Income taxes                 18,800             -          18,800          -             -          18,800
Segment net income          169,598      (280,156)       (110,558)         -    (1,782,657)     (1,893,215)
  (loss), including
  goodwill
  amortization
Expenditures for             90,410         1,863          92,273          -         8,926         101,199
  segment assets
Segment assets:
  Tangible                6,158,520       388,374       6,546,894          -       465,598       7,012,492
  Goodwill                2,296,861       722,766       3,019,627          -             -       3,019,627
                  ----------------------------------------------------------------------------------------
                          8,455,381     1,111,140       9,566,521          -       465,598      10,032,119


                                             Nine Months Ended September 30, 1999(unaudited)
                         ----------------------------------------------------------------------------------------
                         Confectionery     Snack        Segment    Eliminations  Corporate     As Reported
                            Snacks         Foods        Totals                  Headquarters
                         ----------------------------------------------------------------------------------------
  Revenues from           $13,680,943   $  1,296,303    $14,977,246   $     -   $         -    $ 14,977,246
     external customers
  Intersegment revenues             -              -              -         -             -               -
  Interest expense            164,138         27,566        191,704         -       323,765         515,469
  Depreciation                 66,527         38,289        104,816         -        50,551         155,367
  Goodwill amortization        98,436         36,139        134,575         -             -         134,575
  Income taxes                 33,800              -         33,800         -             -          33,800
  Segment net income          238,035       (198,298)        39,737         -    (1,505,369)     (1,465,632)
    (loss), including
    goodwill
    amortization
  Expenditures for             56,720              -         56,720         -         3,982          60,702
    segment assets
  Segment assets:
    Tangible                6,667,935        481,450      7,149,385         -       528,608       7,677,993
    Goodwill                2,329,675        734,811      3,064,486         -             -       3,064,486
                   ----------------------------------------------------------------------------------------
                            8,997,610      1,216,261     10,213,871         -       528,608      10,742,479

(continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)


13.    Segment Information and Foreign Operations (continued) -

                                                Nine Months Ended September 30, 2000(unaudited)
                           Confectionery        Snack          Segment   Eliminations   Corporate     As Reported
                               Snacks           Foods          Totals                  Headquarters
                            ----------------------------------------------------------------------------------------
  Revenues from            $ 12,942,167     $   802,414     $ 13,744,581   $       -    $         -     $ 13,744,581
     external customers
  Intersegment revenues               -               -                -           -              -                -
  Interest expense              252,801          33,335          286,136           -        258,913          545,049
  Depreciation                   70,650          37,211          107,861           -         36,318          144,179
  Goodwill amortization          98,436          36,139          134,575           -              -          134,575
  Income taxes (benefit)        (19,500)              -          (19,500)          -              -          (19,500)
  Segment net income           (779,460)       (180,042)        (959,502)          -       (663,806)      (1,623,308)
    (loss), including
    goodwill
    amortization
  Expenditures for               33,041           1,148           34,189           -              -           34,189
    segment assets
  Segment assets:
    Tangible                  6,558,436         369,948        6,928,384           -        310,855        7,239,239
    Goodwill                  2,198,425         686,627        2,885,052           -              -        2,885,052
                            ----------------------------------------------------------------------------------------
                              8,756,861       1,056,575        9,813,436           -        310,855       10,124,291

14.    Major Vendors -

       Approximately 32% and 28% of the Company's merchandise in 1998 and 1999, respectively, was purchased from two suppliers in the United States and Belgium.

15.    Contingency and Uncertainties -

       The Company has a dispute relating to options held by certain shareholders/employees. The shareholders/employees believe the Company is required to repurchase their 608,000 shares for $3.221 per share ($1,958,368) with five year 6% promissory notes. The Company believes the shareholders/employees did not exercise their options by the October 1, 1999 specified date in the manner required. The shareholders assert that they did properly exercise their options and the Company's dispute is without merit. It is possible that either party may resort to judicial resolution of this matter. While the Company is confident that it did not receive actual or constructive notice of exercise of the shareholders' right to require the Company to purchase all or part of its shares, it is a possibility that litigation with the shareholders will result in an adverse judgment against the Company, which may have a material adverse effect on the Company and its operations, and may jeopardize the Company's ability to continue as a going concern (Note 2). The terms of the note require principal to be paid in full five years after the exercise of the options with semi-annual interest payments. The outcome at this time cannot be determined.

(continued)

                      GO-RACHELS.COM CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Years Ended December 31, 1998 and 1999
            Nine Months Ended September 30, 1999 and 2000 (unaudited)


15.    Contingency and Uncertainties (continued)

       At December 31, 1999, the Company has outstanding bank letters of credit for approximately $137,000 which are collateralized by a $70,000 restricted term deposit included in other noncurrent assets. In the Company's past experience, virtually no claims have been made against the Company's letters of credit. Management does not expect any material loss will result from these instruments and, therefore, is of the opinion that the fair value of these instruments is zero.

       At September 30, 2000, the Company is a defendant to various claims in litigation. A total of six judgments in excess of $140,000 in the aggregate have been awarded to the plaintiffs in those actions, and two of these judgment creditors have commenced collection actions. The Company is currently engaged in negotiations with several of these plaintiffs, and has negotiated a payment plan in settlement of claims with two of these plaintiffs, which have currently suspended collection efforts. However, the potential for collection of several of these judgments by judicial means exists, and satisfaction of these judgments may have a material adverse affect upon the financial condition of the Company. The liabilities relating to the judgments are included in accounts payable at September 30, 2000 (unaudited).